bio-techne®

2025
Proxy Statement

Notice of Annual Meeting of Shareholders

Thursday, October 30, 2025

8:00 a.m. Central Time

We improve the *quality of life* by catalyzing advances in science and medicine.

bio·techne®

Message from our CEO

President and Chief Executive Officer
September 19, 2025

5%
organic growth
for the year

$326M
capital returned to
our shareholders

"Creating value for all our stakeholders, including our customers, employees, shareholders, and the communities where we live and work, remains our focus."

Dear Fellow Shareholders:

In fiscal year 2025, we once again delivered differentiated performance in a dynamic operating environment thanks to excellent execution from the Bio-Techne team. Driven by our "EPIC" values of Empowerment, Passion, Innovation and Collaboration, we made significant progress on our mission to improve the quality of life by catalyzing advances in science and medicine, while constantly striving to deliver exceptional and sustainable value for our shareholders.

From a financial perspective, we successfully navigated a dynamic and evolving macro environment, achieving 5% organic revenue growth for the fiscal year, with our revenue exceeding $1.2 billion. We delivered these results with a continued focus on driving profitable growth, achieving an adjusted operating margin of 31.6% for the year. GAAP earnings per diluted share were $0.46, while adjusted EPS was $1.92 per diluted share. We also returned $326 million in capital to our shareholders through $50 million in dividends and $276 million in share buybacks.

Our innovation was on full display, as we broadened our unique portfolio of life science and diagnostic tools by over 500 new products. This included several significant product launches across our four growth pillars of cell therapy workflow solutions, proteomic analytical tools, spatial biology products, and precision diagnostic tools, which remain key drivers of our differentiated performance. We also broadened our market-leading core portfolio of over 6,000 proteins, 400,000 antibody types, and 2,400 assays. Together, these products enable exciting biological discoveries, the manufacturing of advanced therapeutics, and precision diagnostic tools that address today's biggest healthcare challenges, from promoting the healthy aging of global populations to finding new treatments for cancer and neurodegenerative diseases.

In fiscal 2025, we also implemented initiatives to sharpen our strategic focus, allowing us to increase investments in our four growth pillars and further strengthen our sector-leading profitability profile. We completed the divestiture of the Fetal Bovine Serum (FBS) business, repositioning the portfolio away from this animal-based product which did not align with our strategy. We decided to divest Exosome Diagnostics (ExoDx), a CLIA-lab service business requiring a dedicated infrastructure that had limited synergies with our core life sciences and diagnostic product offering. Following our 2024 strategic investment in Spear Bio, we furthered our relationship by establishing a distribution agreement for the company's ultrasensitive assays supporting Alzheimer's Disease research.

In addition to a strong financial performance, we also continued to effectively position Bio-Techne for a sustainable future. This fall, we will be publishing our annual Corporate Sustainability Report highlighting our key achievements and progress to date. This includes our recent commitment to setting Scope 1, 2, and 3 greenhouse gas (GHG) emission reduction targets and to submitting these to the Science Based Targets Initiative (SBTi) in 2026.

Creating value for all our stakeholders, including our customers, employees, shareholders, and the communities where we live and work, remains our focus. We appreciate your vote supporting the proposals included in this proxy.

Thank you for your investment in Bio-Techne.

Sincerely,

Kim Kelderman

bio-techne®

Thursday, October 30, 2025

8:00 a.m. Central Time

VIA WEBCAST

www.virtualshareholdermeeting.com/TECH2025

Items of Business:

1. Set the number of members of the Board of Directors at nine.
2. Elect the Company's nine nominees to the Board of Directors.
3. Approve, on an advisory basis, the compensation of our executive officers.
4. Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.

By order of the Board of Directors

Shane V. Bohnen

Shane V. Bohnen

Senior Vice President, General Counsel and Corporate Secretary

September 19, 2025

Notice of 2025 Annual Meeting of Shareholders

We are pleased to offer the Annual Meeting as a webcast so that all our shareholders, regardless of their location, can participate. You can join the Annual Meeting online, vote your shares electronically, and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/TECH2025. We will cover the items of business described in this Proxy Statement and provide time for questions. For more information, go to "Information About the Annual Meeting," which begins on page 75 of this Proxy Statement.

Only shareholders of record at the close of business on September 5, 2025, will be entitled to attend and to vote at the Annual Meeting or any adjournment thereof.

We hope you will join the webcast of Bio-Techne's Annual Meeting. Even if you plan to attend, please provide your proxy as soon as possible to ensure your shares are counted.

Our 2025 Annual Report, which is not part of the proxy soliciting materials, is enclosed if the proxy materials were mailed to you.

Your vote is important

We encourage you to read the Proxy Statement and vote your shares as soon as possible. The Proxy Statement and 2025 Annual Report to Shareholders are available at www.proxyvote.com.

How to Vote:

Even if you plan to attend the Annual Meeting, we encourage you to provide your proxy as soon as possible using one of the following methods. You will need the 16-digit control number included in your proxy materials to vote online or by telephone.



BY INTERNET

Visit www.proxyvote.com.



BY TELEPHONE

In the U.S. or Canada, call 1-800-690-6903 toll-free.



BY MAIL

Mark, date, and sign your proxy card or voting instruction form and return it in the postage-paid envelope.

How to Attend the Meeting

If you wish to attend the Annual Meeting via the webcast, you will need to register in advance using the 16-digit control number included in your proxy materials. Please see "Information About the Annual Meeting" beginning on page 75 of this Proxy Statement for further details.

Table of Contents

Proxy Statement Summary

This section highlights selected information contained in this Proxy Statement. Please read the full Proxy Statement carefully before voting.

2025 Annual Meeting of Shareholders



Date and Time
October 30, 2025
8:00 a.m. (Central Time)



Place
Webcast at
www.virtualshareholdermeeting/TECH2025

Record Date
September 5, 2025

Voting   Holders of Bio-Techne common stock can vote in one of four ways: online at www.proxyvote.com, by telephone at 1-800-690-6903, by completing and returning a proxy card, or on the Annual Meeting web page. For more information, see "Information About the Annual Meeting."

Our Board of Directors is asking you to take the following actions at the Annual Shareholder Meeting:

Item		Your Board's Recommendation	Page
1.	Set the number of members of the Board of Directors at nine	✓ **FOR**	14
2.	Elect the nine individuals nominated to be directors of the Company	✓ **FOR**	14
3.	Approve, on an advisory basis, the compensation of our executive officers	✓ **FOR**	39
4.	Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm for the 2026 fiscal year	✓ **FOR**	69

📢 What's New?

Our Nominations and Governance Committee selected, and our Board appointed, Dr. Amy Herr to join the Board of Directors on February 1, 2025. Dr. Herr was also appointed as a member of the Science and Technology Committee. Dr. Herr replaces Dr. Roeland Nusse, who retires after 15 years of service on the Board.

The Nominations and Governance Committee recommended, and the Board approved, the appointments of Rupert Vessey as Chair of the Science and Technology Committee and Dr. Judith Klimovsky as a member of the Nominations and Governance Committee. The Committee also evaluated its retirement policy and considered alternative processes and policies for Board refreshment, ultimately determining that the retirement policy effectively ensures refreshment.

The Board formally assigned oversight of the applications, use, and risks of artificial intelligence (AI) tools to the Science and Technology Committee.

In response to our shareholders' interest regarding the design of our executive compensation program, the Compensation Committee evaluated a number of potential design changes, including adding metrics for return on invested capital, enterprise performance goals, and cash flow. Following this analysis, the Committee opted to conduct a "bench test" of several enterprise performance goals. These goals will not be formally adopted as performance metrics, but will be modeled and evaluated throughout FY26 and reassessed for formal adoption for FY27. These efforts are detailed in Addressing Shareholder Feedback Regarding Executive Compensation within the Compensation Discussion and Analysis on page 43.

In addition, the Compensation Committee expanded its oversight of human capital management, and conducted a thorough re-evaluation of the Company's compensation philosophy.

We made considerable progress on our sustainability strategy through a number of accomplishments. We implemented a carbon accounting system, expanding our data collection to include Scope 3 emissions and consumption, and committed to setting a science-based target by no later than September 2026. Accordingly, we are on track to set and achieve impactful reduction targets to secure the long-term sustainability and durability of our business. We also maintained our bronze medal with EcoVadis and expanded our scope of assessments to include CDP. We will publish our fifth Corporate Sustainability Report detailing all of our efforts and achievements over the past year in September.

Fiscal Year 2025 Performance

Our team continued to execute and deliver on our long-term growth initiatives in fiscal 2025, leading to progress in and advancement of our key strategies to drive profitable growth.

HIGHLIGHTS OF OUR FISCAL YEAR 2025 BUSINESS AND FINANCIAL PERFORMANCE

We successfully navigated a dynamic operating environment, as biotech funding constraints and U.S. policy proposals, combined with ongoing macroeconomic challenges in China, created headwinds for the industry, as well as for Bio-Techne. Despite this evolving landscape, we made progress advancing our key growth platforms, including our proteomic analytical tools, cell therapy workflow solutions, spatial biology products, and molecular diagnostic products.

$1,219.6M Total Company Revenue
(GAAP Revenue)

We advanced our portfolio of life science and diagnostic tools with several innovative and impactful product introductions. These launches included the next generation Simple Western instrument Leo, ProPak GMP Cytokines for the optimized delivery of cytokines in cell therapy workflows, the QuantideX ESR1 exoMutation Kit for detection of ESR1 mutations in breast cancer, as well as the introduction of AI designed proteins with enhanced heat stability or hyperactive properties. Collectively, we expanded our portfolio with over 500 new product introductions in fiscal 2025.

We established a strategic agreement to distribute Spear Bio's next-generation ultrasensitive immunoassays. The initial offering will focus on key biomarkers supporting translational research in Alzheimer's disease. This partnership follows Bio-Techne's participation in Spear Bio's $45 million Series A funding round in 2024.

We signed an agreement to divest the Exosome Diagnostics business. We agreed to sell the Exosome Diagnostics Inc. business, including the ExoDx Prostate (EPI) test, CLIA-certified clinical laboratory and related assets, to Mdxhealth SA. This sale achieves a strategic repositioning of our portfolio, strengthening our foundation in developing innovative, high margin products, tools and reagents for the life science research and precision diagnostics markets. This sale also provides for an immediate uplift to our sector leading operating margin. Additionally, we retained access to the proprietary exosome-based technology for ongoing kit development for our precision diagnostics growth pillar.

We announced the scheduled opening of a new Customer Service Center in Dusseldorf, Germany dedicated to serving our customers across Europe, the Middle East and Africa (EMEA) region. Set to launch in the summer of 2026, the Customer Service Center will feature a cutting-edge Demonstration Laboratory where customers can engage firsthand with our innovative product portfolio, including our next-generation Simple Western platform, Leo, and our best-in-class spatial biology instrument, COMET.

$73.4M
GAAP net earnings

$383.6M
Adjusted operating income

$0.46 per diluted share
GAAP earnings per share, versus $1.05 per diluted share last fiscal year.

$1.92 per diluted share
Adjusted EPS, compared to $1.77 per diluted share in fiscal year 2024

8.4%
GAAP operating margin, compared to 17.8% in fiscal year 2024

31.6%
Adjusted operating margin, compared to 32.1% in the prior year, unfavorably impacted by the reinstatement of incentive compensation accruals as well as unfavorable product mix.

Long-Term Performance

Our record of delivering strong shareholder returns reflects our commitment to creating long-term shareholder value.



REVENUES
(in millions)

$1,220

$452

FY 2015   **FY 2025**

10% CAGR

CASH FROM OPERATIONS
(in millions)

$288

$139

FY 2015   **FY 2025**

8% CAGR

ADJUSTED OPERATING INCOME
(in millions)

$384

$190

FY 2015   **FY 2025**

7% CAGR

TOTAL SHAREHOLDER RETURNS*

-27.7%
1-YEAR

-4.5%
5-YEAR

8.4%
10-YEAR

* 5 and 10-year returns represent annualized figures

Governance Highlights

BOARD INDEPENDENCE

- Supermajority of independent directors
- Separate Board Chair and CEO roles
- 100% independent Board committees
- Regular executive sessions of independent directors
- Annual Board and committee evaluations
- Overboarding limits for directors

SHAREHOLDER RIGHTS AND INTERESTS

- Annual election of directors
- Majority voting in uncontested director elections, supported by a resignation policy for directors who do not garner majority support
- Annual "say-on-pay" vote
- One single voting class of common stock
- Proactive annual shareholder engagement program includes director participation, and feedback is provided to the Board and, as appropriate, its committees
- Proxy access bylaw enables qualified shareholders to nominate director candidates
- Shareholders have the right to call a special meeting

BOARD REFRESHMENT

- Appointed Dr. Amy Herr to the Board to succeed Dr. Roeland Nusse, who retires this year, culminating a two-year process to refresh two director roles due to retirement
- Regular Board refreshment and mix of director tenures (44% of independent directors new since 2019)
- Policy requiring directors to retire when they reach age 75, subject to waiver if deemed in the best interests of the Company
- Principles of Corporate Governance codify our commitment to include a diverse range of deeply qualified professional from which Board nominees are chosen

ROBUST GOVERNANCE PRACTICES

- Board-level oversight of material enterprise risks, including at Board and committee meetings throughout the year
- Management gives periodic reports to the Board on cybersecurity, privacy, environmental, and compliance risks
- Board oversight of and regular discussion regarding cybersecurity, AI, and ESG matters
- Clawback policy and clawback provisions in equity award agreements
- Executives and directors are required to own a meaningful amount of Bio-Techne's common stock
- Prohibition on hedging and pledging shares of Company stock by executive officers and directors

Shareholder Engagement Highlights

Bio-Techne values hearing shareholder perspectives. Management meets frequently with key shareholders to discuss the Company's financial performance and strategies, executive compensation, governance, and social and environmental issues.

This past year, our engagements with shareholders focused on shareholder interest regarding the CEO transition and selection process, updates on recent Board refreshment activities, and the design of our executive compensation program. These discussions prompted our Compensation Committee to undertake a rigorous evaluation of both shareholder concerns and the overall design of our executive compensation program. The Compensation Committee's efforts are summarized below and described in greater detail in Addressing Shareholder Feedback Regarding Executive Compensation within the Compensation Discussion and Analysis on page 43.

80%

During all of fiscal 2025, Bio-Techne's management met with representatives of 80% of our shareholders. During engagement discussions from August through October 2024 involving management and directors, we met with representatives of 49% of our shareholders.

Highlights of Engagement Regarding Executive Compensation

What we heard regarding executive compensation		How we responded
New CEO Compensation: Shareholders requested detail regarding how compensation for newly appointed CEO Kim Kelderman was set, and whether the 2023 Say on Pay results impacted this process.		● The Compensation Committee applied the same design and structure to compensation for Mr. Kelderman as it applied to compensation for the other executive officers. This consistent approach to executive compensation was adopted to address the concerns raised by shareholders regarding inconsistent compensation structures.
Greater Utilization of RSUs: Shareholders requested detail as to why RSUs were increasingly used as an equity vehicle in time-vesting and performance-vesting grants.		● The Compensation Committee has determined that incorporating RSUs into both time-vest and performance-vesting vehicles will serve twin shareholder interests by encouraging retention of top executive talent and motivating value creation.
Cap on Negative TSR: Shareholders recommended we consider capping the payout on the rTSR metric when Bio-Techne's total shareholder return is negative.		● Effective for fiscal 2025, the Compensation Committee implemented a 100% cap on the rTSR metric for 3-year performance-based grants where TSR for the performance period is negative.
Consider ROIC and other metrics in executive compensation: Shareholders recommended we consider whether to include additional metrics in our executive compensation program, such as return on invested capital (ROIC).		● For the second year in a row, the Compensation Committee took an exacting look at whether incorporating additional metrics into our incentive plans would motivate risk-taking in line with the Company's strategy. The Committee determined that ROIC and cash flow metrics would not be effective. However, as further described at page 44, the Compensation Committee has designed a one-year "bench test" to determine whether enterprise-wide performance goals would motivate value-creating behavior in new and distinct ways. The Committee will consider the results of this test when designing compensation plans for fiscal 2027.
Targets for Three-Year Performance Grants: Shareholders asked how the Committee sets targets for three-year performance grants.		● The Company's three-year performance targets are developed in conjunction with the Company's annual operating plan. The annual plan is subjected to rigorous evaluation by the full Board and the Compensation Committee. The Three-year performance targets are derived from the Company's annual operating plan and its five-year projections.

Highlights of Engagement Regarding Governance Matters

What we heard	How we responded
CEO Transition: Shareholders wanted to know how Mr. Kelderman's transition into CEO role was going.	• The Board provided a smooth runway for Mr. Kelderman's transition by appointing him Chief Operating Officer on an interim basis before he became CEO. We also successfully retained the other strong internal candidates for the CEO role to maintain organizational stability and momentum. • Mr. Kelderman transitioned quickly into his CEO role by engaging with leaders across the enterprise and by conducting a systematic review of the leadership structure and composition, an evaluation of the Company's portfolio, and a careful reassessment of our strategy. This process resulted in the creation of the Executive Operating Council consisting of a nimble core leadership team, enabling a more precise strategy anchored around the Company's growth pillars.
Board Refreshment: Several shareholders asked about our process for selecting new directors, and for ensuring the Company maintains continuity of skills and knowledge upon director retirement.	• The Nominations and Governance Committee embarked on an eighteen-month process to identify successors to two retiring directors – Dr. Randy Steer and Dr. Roeland Nusse. The Committee engaged in both external and internal evaluations of the Board's composition, expertise, and experience, and used these assessments to identify candidates who would complement and enhance the Board's effectiveness and alleviate gaps created by the departure of two long-serving directors.
Director Onboarding: Shareholders inquired about the Company's process for onboarding new directors.	• Incoming directors go through a comprehensive onboarding process coordinated by the General Counsel in which they learn about their legal and ethical obligations. New directors also receive a multi-media overview, including materials and presentations concerning the Company's business, strategy, organizational structure, scientific innovation programs, challenges, risks, and history. Finally, onboarding includes 1:1 meetings with all executive officers and a number of senior leaders across several disciplines, from the commercial business to finance to human resources to innovation and corporate development.
Sustainability: Shareholders inquired about our progress and priorities regarding sustainability initiatives.	• The Company's sustainability priorities focus on building a durable, growing business, including efforts to reduce our consumption of energy and resources and to secure lower overall costs to our product lifecycle through sustainable design. • The Company completed its first double materiality assessment to identify pertinent risks and opportunities relating to sustainability, social matters, and governance. The Company used the results of the double materiality assessment to inform its annual strategic planning process.

For more information, see the section on Shareholder Engagement on page 27, and the section called Addressing Shareholder Feedback Regarding Executive Compensation on page 43.

Information About the Nominees

The following is an overview of our nominees for election as directors at the 2025 Annual Meeting. This table reflects two changes to the composition of the committees made by the Board this year: the appointment of Dr. Vessey as Chair of the Science and Technology Committee, and the appointment of Dr. Klimovsky to the Nominations and Governance Committee. Directors are elected annually by a majority of votes cast. All of the nominees are independent except Mr. Kelderman.

Name and Principal Occupation	# of Other Public Company Boards	Committee Membership				Director Since	Age	Gender
		Audit	Compensation	Nominations & Governance	Science & Technology			
Robert V. Baumgartner Former Executive Chairman, Center for Diagnostic Imaging	0	⊘	⊘			2003	69	M
Julie L. Bushman Former EVP International Operations, 3M	2	⊘	☆			2020	64	F
Amy E. Herr, Ph.D. Professor, University of California, Berkeley	0				⊘	2025	50	F
John L. Higgins Former President and CEO, Ligand Pharmaceuticals	1	☆		⊘		2009	55	M
Joseph D. Keegan, Ph.D. Advisor and Board Director	1		⊘	⊘		2017	72	M
Kim Kelderman President and CEO, Bio-Techne Corporation	1					2023	58	M
Judith Klimovsky, M.D. Executive Vice President and Chief Development Officer, Genmab, Inc.	0			⊘	⊘	2024	68	F
Alpna Seth, Ph.D. Former President and CEO, Nura Bio Inc.	2			☆	⊘	2017	62	F
Rupert Vessey, MA, BM BCh, FRCP, DPhil Executive Partner and Chief Scientist, Flagship Pioneering, Inc.	0		⊘		☆	2019	60	M

⊘ Member   ☆ Committee Chair

As shown below, our predominantly independent Board includes a range of newer and tenured directors with a balanced and diverse mix of experience, education, and expertise.



DIVERSITY

44%
WOMEN

SCIENTIFIC EXPERTISE

56%
HAVE AN M.D., A PH.D. IN A SCIENCE FIELD, OR BOTH.

Separate
CEO AND CHAIRMAN ROLES

AGE DISTRIBUTION

1 70s
3 50s
5 60s
Average Age: **62.5**

TENURE

1 20+ YRS.
1 10-20 YRS.
3 0-4 YRS.
4 5-9 YRS.
Average Tenure: **8.3 yrs.**

Executive Compensation Highlights

Our executive compensation program is designed to motivate our talented management team by rewarding progress towards Bio-Techne's longer-term strategies and the successful execution of our short-term business plans. Accordingly, we anchor our executive pay program on a foundation of pay-for-performance, and aligned to the financial goals we believe are most effective at driving long-term shareholder value creation so that executives and long-term shareholders alike can benefit from Bio-Techne's success and growth.

In fiscal year 2025, the Compensation Committee continued to refine the newly added relative total shareholder return (rTSR) metric, which constitutes 25% of our three-year performance-vesting incentive vehicle for executive officers. After implementing this metric in fiscal year 2024 and considering shareholder perspectives, the Compensation Committee imposed a 100% cap on the rTSR payout in instances where Bio-Techne's TSR is negative during the three-year measurement period. With this modification, the Compensation Committee sought to achieve greater alignment between executive compensation and shareholder experience while still ensuring recognition for performance that surpasses that of our peers.

Additionally, the Compensation Committee revisited its process and timeline for evaluating the performance of executive officers and setting executive officer compensation, as well as its executive compensation philosophy and approach to risk management with respect to executive compensation. See the Section on Our Process for Establishing Executive Compensation within the Compensation Discussion and Analysis on page 46.

Last, the Compensation Committee gave thorough and rigorous consideration to shareholder suggestions that the Company include additional, differentiated metrics in our annual incentive bonus and three-year performance-based compensation programs. The Committee evaluated potential annual bonus metrics of cash flow and enterprise performance goals, and probed whether to include return on invested capital (ROIC) among the three-year performance goals. The Committee determined that neither a cash flow nor an ROIC metric should be adopted into the executive compensation program, but opted to conduct a "bench test" in fiscal 2026 of enterprise performance goals. While not officially part of the executive compensation program for fiscal 2026, the "bench test" will allow the Compensation Committee to assess whether enterprise performance goals would provide more tailored motivation towards value creation than the existing metrics.

Sustainability Highlights

During fiscal 2025, we made significant progress on our sustainability journey, including the achievements described below.



Sustainability Risk Assessment

We **finalized and approved the results of the Double Materiality Assessment** to evaluate both how our operations impact the environment and society, and how sustainability-related issues affect our financial performance. We also kicked off the inaugural **climate risk assessment to review both physical and transition risks on Bio-Techne** which will help us further evolve our business continuity plans to reduce the risk of potential climate-related disruptions. The climate risk assessment falls in parallel with our Environmental, Health and Safety ("EHS") risk assessment, which we conduct as part of our global ISO 14001 certification program.



Sustainability Initiatives

Our Sustainability Oversight Council (made up of members of executive management) continued to challenge the enterprise to address **sustainability-focused initiatives and opportunities** in our fiscal 2025 prioritization process. This process generated a number of impactful initiatives, including replacing plastic with paper-based materials in packaging where applicable, powering 100 percent of our Minneapolis facilities with renewable electricity, and incorporating design for sustainability attributes into the product lifecycle.



Sustainability Commitments

In preparation for submission of Scope 1, 2 and 3 greenhouse gas emissions reduction targets for validation with the Science Based Target Initiative ("SBTi") in calendar year 2026, we **implemented a carbon accounting platform** for greater organization and transparency of our greenhouse gas emissions data. Additionally, the Board **approved an auditor to conduct a readiness assessment of our Scope 1 and 2 greenhouse gas emissions**. Increased maturity in formal reporting of our greenhouse gas emissions allows us to meet regulatory and customer requirements to report accurate carbon footprints of our operations and solutions.



Sustainability Assessments

We completed our first **Climate Disclosure Project ("CDP") sustainability assessment** of our environmental performance and risk mitigation strategies and earned an **EcoVadis Bronze Medal** with a score of 63, ranking us in the top 25 percent of companies assessed last year. We will refresh this assessment in fiscal 2026.



Sustainability Reporting

We will be publishing our fifth Corporate Sustainability Report in September 2025. We've continued to **increase our disclosure and improve our data collection methods**. As in previous editions, we've grouped our sustainability commitments into four key pillars:

         

Our People   Advancing Science   Governance & Operational Integrity   The Environment

Proposal 1: Size of the Board

Set the number of directors at nine

✓ THE BOARD RECOMMENDS A **VOTE FOR** SETTING THE NUMBER OF DIRECTORS AT NINE.

We believe that a nine-member Board continues to be the most effective size for Bio-Techne. Our bylaws provide that the number of directors must be determined by shareholders at each Annual Meeting. Approval of this proposal requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter and (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

This year, the Board of Directors temporarily expanded the size of the Board by one when Dr. Herr was appointed to the Board in February 2025. As of the date of the Annual Shareholder Meeting on October 30, Dr. Roeland Nusse will retire from the Board in accordance with the Board's retirement policy, and the size of the Board will return to nine.

Proposal 2: Election of Directors

Elect the nine director nominees identified in this Proxy Statement, each for a term of one year

✓ THE BOARD RECOMMENDS A **VOTE FOR** EACH OF THE NINE DIRECTOR NOMINEES.

Our nominees constitute a diverse group of exemplary leaders who bring a range of relevant skills and expertise to their roles.

The nine directors elected at this Annual Meeting will hold office until the 2026 Annual Meeting of Shareholders and until their successors have been elected and qualified or until their earlier death, resignation, or removal. Each nominee has agreed to serve as a director if elected. If any nominee declines or becomes unable or unavailable to serve as a director for any reason, the individual(s) designated as your proxy will be authorized, in their discretion, to vote for a replacement nominee if the Board names one.

We expect this to be an uncontested election, meaning the number of director nominees is equal to (or less than) the number of directors to be elected. In an uncontested election, candidates who receive a greater number of "FOR" votes than "AGAINST" votes will be elected. An incumbent director who does not receive a majority of the votes cast "FOR" his or her election in an uncontested election must offer to tender a resignation to the Board's Nominations and Governance Committee. The Board, taking into account the recommendation of the Nominations and Governance Committee, will act on a tendered resignation and publicly disclose its decision within 90 days of receiving certification of the election results. If the Board does not accept such a resignation, the director will continue to serve until the next annual meeting and until a successor is duly elected.

If the number of director nominees exceeds the number of directors to be elected (a "contested election"), directors will be elected by a plurality of votes cast.

Director Qualifications and Experience

Below is a snapshot of the skills and experience of the Board nominees.

Skills, Qualifications, and Background	Baumgartner	Bushman	Herr	Higgins	Keegan	Kelderman	Klimovsky	Seth	Vessey	
Executive/Strategic Leadership — Senior-level managerial experience brings a broad perspective and knowledge to engage with management in meaningful discussions about our strategy and related strategic risks, including people management.	✓	✓		✓	✓	✓	✓	✓	✓	89%
Industry Background — The life science tools and diagnostics industry is complex and technology-focused, so having directors with experience in this business, either as executives or customers, is a significant advantage.			✓	✓	✓	✓	✓	✓	✓	78%
Scientific/Technical — Many of our strategic decisions, including especially our M&A initiatives, require significant understanding of advanced science or technology in the life sciences and medical areas.			✓		✓	✓	✓	✓	✓	67%
International — Knowledge about operating outside the U.S. is important as we face the complexities of global markets, especially considering almost half of our business comes from outside the United States and our strategies include expansion into additional international markets.		✓	✓	✓	✓	✓	✓	✓	✓	89%
Financial Acumen/Expertise — Familiarity with complex financial and accounting concepts and a deep understanding of financial statements are vital for helping the Board perform its oversight function.	✓	✓		✓	✓	✓		✓		67%
Risk Oversight/Management — An understanding of how to identify, assess, and mitigate risks is a key director attribute—particularly for a growth-oriented company like Bio-Techne.	✓	✓	✓	✓	✓	✓		✓	✓	89%
Corporate Finance and M&A — Since one of our key growth strategies is to acquire companies that expand our product offerings and increase revenue, experience with assessing acquisition opportunities and risks is an important oversight capability.	✓	✓		✓	✓	✓		✓	✓	78%
Operations — We make and sell hundreds of thousands of different products, including some that are regulated by the FDA, so having directors who understand the manufacturing and supply chain complexities of our operations helps us identify associated strategic risks and opportunities.	✓	✓		✓	✓	✓	✓	✓	✓	89%

Nominees for Director

We believe all of our director nominees bring to our Board the practical wisdom and strong professional characteristics, judgment, and leadership abilities necessary to keep Bio-Techne performing competitively in the market. The following biographies describe the nominees' noteworthy experience, individual qualifications, and skills that we believe contribute to our Board's effectiveness and success.

Robert V. Baumgartner



Age: 69

Director since: 2003

Chair since: 2012

INDEPENDENT CHAIR OF THE BOARD

Committees:

- Audit
- Compensation

Professional Background

From 2001 until 2019, Mr. Baumgartner served as Executive Chairman, Director of the Center for Diagnostic Imaging, Inc., an operator of diagnostic imaging centers. Prior to August 2015, Mr. Baumgartner also served as Chief Executive Officer of that company. Before joining the Center for Diagnostic Imaging, he held numerous executive positions, including Chief Executive Officer and Director of American Coating International, President and Chief Executive Officer of First Solar, and President of the Apogee Glass Group. Mr. Baumgartner began his professional career at KPMG LLP, an international accounting firm, and is a CPA.

Other Affiliations

Mr. Baumgartner currently serves on the boards of three privately held companies: United Theranostics, LLC, where he serves as Chair, OIA Global, and Advanced Molecular Imaging and Therapy. Mr. Baumgartner also serves as an advisor to Sirona Medical.

Education

Bachelor's degree in business administration, University of Notre Dame.

Key Experience and Qualifications

   

Mr. Baumgartner brings to the Board valuable strategic skills and financial and operational management expertise. His more than 20 years serving as Chief Executive Officer and Executive Chairman of large, complex businesses gives him extensive experience in finance, accounting, and business leadership. Mr. Baumgartner also offers important board-level experience, as well as knowledge of Bio-Techne's business and industry gleaned in his years serving on the Board.

Julie L. Bushman



Age: 64

Director since: 2020

INDEPENDENT

Other Public Boards

- Adient, plc. (since 2016)
- Phillips 66 (since 2018)

Committees:

- Audit
- Compensation (chair)

Professional Background

Ms. Bushman retired in 2020 from 3M Corporation, where she most recently served as Executive Vice President of International Operations. She joined 3M in 1983, and served in various executive positions, including Senior Vice President of Business Transformation and Information Technology; Executive Vice President of Safety, Security and Protection Services; Executive Vice President of Safety and Graphics; Division Vice President of the Occupational Health and Environmental Safety Division; and Chief Information Officer.

Education

Bachelor of Science, University of Wisconsin-River Falls.

Key Experience and Qualifications

     

Ms. Bushman developed extensive global experience in her various roles with 3M managing international operations and a global business in personal safety. She also has broad digital, software, and CIO experience, which bring important expertise in IT and cybersecurity matters as Bio-Techne continues to expand globally and integrate systems to increase operational efficiencies. In addition to her extensive career experience, Ms. Bushman brings valuable governance experience through her service on two other public company boards. For Adient she serves on the Audit and Compensation Committees. For Phillips 66 she chairs the Human Resources and Compensation Committee and is a member of the Nominations & Governance, Public Policy & Sustainability, and Executive Committees.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

Amy Herr, Ph.D.



Age: 50
Director since: 2025

INDEPENDENT

Committee:
- Science and Technology

Professional Background

Dr. Herr, a Chancellor's Professor of Bioengineering at the University of California, Berkeley, was appointed to the Board on February 1, 2025. Dr. Herr serves as the Vice President of the Chan Zuckerberg Biohub Network, a group of nonprofit research institutes established to create tools required to understand the mysteries of the cell to ultimately prevent, manage, and cure human disease. Dr. Herr has served in several university, national, and international leadership roles, including as the Founding Executive Director of UC Berkeley's Bakar BioEnginuity Hub, an incubator for academic spin-out companies, on the National Advisory Council for Biomedical Imaging and Bioengineering (NACBIB) for the National Institutes of Health, and on several governmental science advisory boards.

Other Affiliations

Dr. Herr has served on numerous advisory boards for academic institutions, military branches, and government agencies.

Education

Dr. Herr holds a Ph.D. in Mechanical Engineering from Stanford University and a Bachelor of Science in Engineering & Applied Science from Caltech.

Key Experience and Qualifications

   

Dr. Herr brings valuable experience to the Board from her prolific career as a researcher, academician, scientific advisor, and leader, as well as her deep expertise in bioengineering. Dr. Herr's scientific and industry knowledge and direct involvement in novel science and the application of AI tools provide her with singular insight into the Company's products, customers, and markets.

John L. Higgins



Age: 55
Director since: 2009

INDEPENDENT

Other Public Boards
- OmniAb, Inc. (Chair) (since 2022)

Committees:
- Audit (chair)
- Nominations and Governance

Professional Background

Mr. Higgins retired as President and Chief Executive Officer and a member of the Board of Directors of Ligand Pharmaceuticals, Inc. in December 2022. From 1997 until he joined Ligand in 2007, Mr. Higgins was with Connetics Corporation, a specialty pharmaceutical company, as its Chief Financial Officer, and also served as Executive Vice President, Finance and Administration and Corporate Development from 2002 until 2006. Mr. Higgins previously was a member of the executive management team and a director at BioCryst Pharmaceuticals, Inc., a biopharmaceutical company. Earlier in his career, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins has served as a director of several public and private companies.

Education

Bachelor's degree in economics, Magna Cum Laude, Colgate University.

Key Experience and Qualifications

      

Mr. Higgins offers the Board over 20 years of industry experience through his role as Chief Executive Officer of Ligand Pharmaceuticals and leadership roles in other pharmaceutical companies. His roles with OmniAb and Ligand have given him vital experience in the application of strategic leadership skills within our industry, as well as broad public company executive and board experience. His extensive financial background is important for his perspective on M&A and his role as Chair of the Audit Committee.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions   Operations

Joseph D. Keegan, Ph.D.



Age: 72

Director since: 2017

INDEPENDENT

Other Public Boards
- Interpace Diagnostics (since 2016)

Committee:
- Compensation
- Nominations and Governance

Professional Background

Dr. Keegan serves as a director and advisor for Interpace Diagnostics. From 2007 until 2012, Dr. Keegan served as President and Chief Executive Officer of ForteBio, Inc., a life science tools company. He joined ForteBio after serving as President and Chief Executive Officer of Molecular Devices Corporation from 1998 to 2007. Earlier in his career, Dr. Keegan held leadership positions at Becton Dickinson, Leica, Inc., and GE Medical Systems.

Other Affiliations

Dr. Keegan has served on numerous public and private company boards of life science tools companies, including as Executive Chair of both Halo Labs and Carterra, as well as Non-Executive Chairman for Arrayjet and Director for Nuclera and Biolog.

Education

Ph.D. in Physical Chemistry, Stanford University.

Key Experience and Qualifications



Dr. Keegan brings an important life science background to the Board from his career working at a number of life sciences companies, with a focus on diagnostics. His knowledge of the Company's customers and products is especially valuable. Dr. Keegan further offers extensive executive management experience and board-level experience through his past and present service on other private and public company boards.

Kim Kelderman



Age: 58

Director since: 2023

Other Public Boards
- ConMed Corp. (appointed 2025)

Professional Background

Mr. Kelderman was appointed CEO of Bio-Techne effective February 1, 2024. Previously, Mr. Kelderman was Bio-Techne's President, Diagnostics and Genomics Segment, now called Diagnostics and Spatial Biology Segment, since 2018. Before joining Bio-Techne, Mr. Kelderman led three different businesses of increasing scale and complexity at Thermo Fisher Scientific. For his last three years at Thermo Fisher Scientific, Mr. Kelderman managed the platforms and content of the Genetic Sciences Division, where he was responsible for the Instrumentation, Software, Consumables and Assays businesses and brands such as Applied Biosystems and legacy Affymetrix. Before joining Thermo Fisher, Mr. Kelderman was Senior Segment Leader at Becton Dickinson, managing its Blood Tubes "Vacutainer" business.

Other Affiliations

Mr. Kelderman serves as Independent Director for StatLab Medical Products.

Education

B.S. in Applied Sciences, Hogeschool Heerlen, the Netherlands.

Key Experience and Qualifications



As the Board's only member of management, Mr. Kelderman provides critical insight on Bio-Techne's commercial business, execution, challenges, and day-to-day operations. Mr. Kelderman's service on the Board fosters the Company's development, evolution, and implementation of strategy, while facilitating the flow of information between the Board and management. Mr. Kelderman further offers extensive executive management experience and expertise leading the growth of biotechnology companies.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

Alpna Seth, Ph.D.



Age: 62

Director since: 2017

INDEPENDENT

Other Public Boards
- Seagen (2018-2023)
- Keros Therapeutics (since 2023)
- Dr. Reddy's Laboratories (since 2023)

Committees:
- Nominations and Governance (Chair)
- Science and Technology

Professional Background

Dr. Seth retired as President and Chief Executive Officer of Nura Bio Inc., a biopharmaceutical company focused on the discovery of novel neuroprotective drugs, in 2022 after serving in that role for three years. From July 2017 through January 2019, she was Chief Operating Officer of Vir Biotechnology, Inc., an immunology company. Prior to joining Vir, Dr. Seth was at Biogen Inc. for nearly two decades, most recently as Senior Vice President and global head of the Biosimilars business, headquartered in Switzerland. For the period from 1998 through 2014, Dr. Seth held a range of senior leadership roles across R&D and commercial arenas. In this capacity, she led several major drug development programs and product launches, along with strategic, business development, and long-range planning initiatives. Dr. Seth led Biogen's foray into Asia as the founding Managing Director of the India affiliate and as a member of the Asia-Pacific Leadership Team.

Education

Ph.D. in Biochemistry and Molecular Biology, University of Massachusetts Medical School. Conducted post-doctoral research as a Howard Hughes Medical Institute Fellow at Harvard University in Immunology and Structural Biology. Graduated from Harvard Business School's Advanced Management Program.

Key Experience and Qualifications

     

Dr. Seth brings a breadth of experience in research, drug discovery, marketing, international operations, financial management, and business development. Her extensive background in the pharmaceutical industry and in international business and her deep knowledge of critical areas of science provide a valuable strategic perspective regarding our business generally and a key customer group in particular. Dr. Seth also brings valuable governance expertise through her service on public and private boards for companies in biotechnology, with experience serving on a variety of committees such as Audit, Science and Technology, Risk, Compensation, and Nominations and Governance.

Judith Klimovsky, M.D.



Age: 68

Director since: 2024

INDEPENDENT

Other Public Boards
- Bellicum Pharmaceuticals (2018-2023)

Committees:
- Nominations and Governance
- Science and Technology

Professional Background

Dr. Klimovsky is the Executive Vice President and Chief Development Officer at Genmab, an international biotechnology company that specializes in the creation and development of antibody therapeutics. At Genmab, Dr. Klimovsky has built an R&D team from under 20 to over 500, commercializing multiple products through development and regulatory approval. Before joining Genmab in 2017, Dr. Klimovsky held various senior global clinical and research positions at Novartis Oncology, a division of Novartis AG, including SVP & Global Head, Oncology Clinical Development. Dr. Klimovsky also served as Regional Medical Director, Latin America for Merck & Co. and held several research and development roles of increasing responsibility at Bristol-Myers Squibb Company.

Education

M.D. from the Universidad de Buenos Aires.

Key Experience and Qualifications

   

Dr. Klimovsky provides distinctive, valuable expertise to the Board due to her strong medical and scientific foundational training, experience leading product development and commercial life cycle management, proven success in cultivating growth through innovation, and deep knowledge of the global pharmaceutical and biotechnology industries.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

Dr. Rupert Vessey, MA, BM BCh, FRCP, DPhil



Age: 60

Director since: 2019

INDEPENDENT

Committees:
- Science and Technology (Chair)
- Compensation

Professional Background

Dr. Vessey joined Flagship Pioneering (a life sciences venture capital company) as Executive Partner and Chief Scientist in July 2023 after retiring from Bristol-Myers Squibb, where he had served as the President of Research and Early Development since 2019. Prior to joining Bristol-Myers Squibb, he was President of Global Research and Early Development at Celgene from 2015 to 2019. During that time, Dr. Vessey also served on the board of Juno Therapeutics for one year. Before joining Celgene, Dr. Vessey held various research and development senior management positions during his 10-year tenure at Merck.

Other Affiliations

Dr. Vessey is a member of the Royal College of Physicians of London UK. He serves on the Board of Directors for Generate: Biomedicines and Expedition Medicines.

Education

MA in physiological sciences and BM BCh in clinical medicine from Oxford University. DPhil at the Institute for Molecular Medicine, Oxford.

Key Experience and Qualifications

     

Dr. Vessey was selected to serve on the Board because of his exceptional background in medical and life science research and development with Bristol-Myers Squibb, Celgene, Merck, and other companies, and his extensive experience as an executive in the pharmaceutical industry, a key Bio-Techne customer group. His international research and business experience is also important to the Board as the Company continues to expand in markets outside of the United States.

Board Demographic Matrix (effective as of October 30, 2025)		
Total Number of Directors	**9**	
	Female	**Male**
Part I: Gender		
Directors	4	5
Part II: Demographic		
Asian	1	0
Hispanic	1	0
White	2	5

 Executive Leadership    Industry    Scientific/Technical    Global

Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

How We Choose Directors

Ongoing Board Refreshment

The Board considers regular refreshment of its membership to be an important part of effective governance. The Nominations and Governance Committee periodically assesses the appropriate size of the Board of Directors, whether any vacancies are expected due to retirement or otherwise, and the skills and experience directors need to properly oversee Bio-Techne's short- and long-term interests.

Over the last ten years, the Company significantly grew in scale, scope, and size, and the Board evolved with it—in part through a thoughtful and deliberate approach to Board refreshment. Since 2014, our Principles of Corporate Governance have provided that director candidates, including incumbent directors, may not be nominated if they would turn 75 during the year following their election. Six independent directors have retired since we imposed that restriction.

In Fiscal 2025, the Nominations and Governance Committee evaluated how effectively the retirement policy has operated in providing for Board refreshment and considered alternative methods of Board refreshment. Ultimately, the Committee concluded that the existing retirement policy has led to a balanced blend of experience and fresh viewpoints, provided ample planning opportunity for the Committee to evaluate the Board's needs for enhancement, and reinforced a collegial culture that encourages productive debate and advocacy for the Company's and shareholders' sustainable value.



Board refreshment 2015-2025 (to date)

7 of 9

New directors since 2015

Average tenure of proxy nominees: 11.0 (2015), 9.1 (2020), 8.3 (2025)

Average age of proxy nominees: 63.8 (2015), 61.3 (2020), 62.5 (2025)

Gender diversity of proxy nominees: 11% (2015), 22% (2020), 44% (2025)

Fiscal 2025 was the last full year of service for Dr. Roeland Nusse, who will retire from our Board effective October 29, 2025. Dr. Nusse had received a one-year waiver of the Board retirement policy to stagger the pace of refreshment, as both he and Dr. Randy Steer were due to retire in 2024. By managing refreshment, the Board was able to follow a methodical process to select two new directors.

During its process to select two directors, the Board, led by the Nominations and Governance Committee, devoted more than eighteen months to identifying candidates using an external recruiting firm and by leveraging a wide net of industry resources. At the same time, the Committee evaluated the composition, experience, and expertise of the Board through internal and third-party assessments to pinpoint specific skills and experience our candidates should possess. Last year, this process identified Dr. Judith Klimovsky as the best qualified candidate to replace Dr. Steer.

This year, Dr. Amy Herr stood out as the ideal and most impactful candidate to replace Dr. Nusse because she possesses a high degree of scientific expertise and knowledge about the life science tools industry. Further, Dr. Herr provides the Board with differentiated expertise as a prolific and accomplished researcher, scientific advisor, and innovator, with experience in industry, academic circles, cutting-edge research institutions, and government agencies.

Qualities of Prospective Nominees

The Nominations and Governance Committee looks for Board candidates who have demonstrated outstanding achievement in their professional careers; professional experience; wisdom; personal and professional integrity; the ability to make independent, analytical inquiries; and an understanding of the Company's industry, customers, and business environment. Candidates also must have the experience and skills necessary to understand the Company's principal operational and functional objectives and plans, results of operations and financial condition, and position in our industry. Finally, candidates must bring a perspective that will enhance the Board's strategic discussions and must be capable of and committed to devoting adequate time to Board duties. With respect to incumbent directors, the Nominations and Governance Committee also considers past performance on the Board and contributions to the Company, in part through an annual assessment process.

Shareholder Recommendations of Nominees

Shareholders are welcome to recommend candidates for consideration by the Nominations and Governance Committee. Recommendations may be sent to the attention of the Nominations and Governance Committee at the Company's address: 614 McKinley Place N.E., Minneapolis, MN 55413. Any such recommendations may provide whatever supporting material the shareholder considers appropriate, but should at a minimum include background and biographical material so the Committee can make an initial determination as to whether the prospective nominee satisfies our criteria for directors. The Nominations and Governance Committee will apply the same criteria in evaluating candidates recommended by shareholders as it uses for candidates that come to the Committee's attention from other sources.

Shareholders who intend to directly nominate a candidate for election by the shareholders at the Annual Meeting (rather than recommending the candidate to the Nominations and Governance Committee) must comply with the procedures described later in this Proxy Statement under "Additional Corporate Governance Matters—Shareholder Proposals for 2025 Meeting" and with Bio-Techne's bylaws.

Corporate Governance

The Role of the Board

The Board of Directors serves as Bio-Techne's governing body, and is elected by our shareholders to represent and oversee their interests in the short- and long-term performance of the Company. The Board and its committees engage with management to study, evaluate, and discuss Bio-Techne's strategy, management of risks, cultivation of talent and culture, and progress in achieving its short- and long-term goals. The Board's goal is to build long-term value for shareholders and to ensure Bio-Techne's vitality for the customers, employees, and other individuals and organizations that depend on us. To achieve that goal, the Board monitors the performance of the organization as whole and the CEO in particular. The Board regularly undertakes a comprehensive, probing review of management's long-term and short-term strategic plan, and periodically provides input as the strategic plan is implemented and evolves.

Board Independence

Bio-Techne's Principles of Corporate Governance provide that a majority of the Board must be independent directors under criteria established by the Board in conformity with the listing rules of the Nasdaq Stock Market. The Nominations and Governance Committee annually reviews the independence of each director, including whether there are any related party transactions. In making its most recent independence determinations, the Nominations and Governance Committee reviewed transactions and relationships between each director or any member of a director's immediate family on one side, and the Company or any of its subsidiaries on the other side, based on information provided by the directors and from Company records and publicly available information. The Committee determined and the Board confirmed that all of the Company's non-employee directors are independent.

When Dr. Herr was appointed to the Board in fiscal year 2025, the Company noted that her partner was an employee (a non-executive officer) of a Bio-Techne subsidiary whose compensation from the Company was strictly in connection with his employment. In conjunction with Dr. Herr's selection and formal appointment, the Board determined that this relationship, including her partner's level and role within the Company's subsidiary, would not undermine her ability to make decisions as a director. Accordingly, the Board determined Dr. Herr to be an independent director, and implemented additional compliance safeguards to assist Dr. Herr and her partner in maintaining her independent status.

Board Leadership Structure

Bio-Techne's Principles of Corporate Governance do not require the roles of CEO and Chair to be separate or combined. Instead, they assign to the Nominations and Governance Committee the responsibility of periodically assessing the needs of the Board and determining whether the leadership structure in place at the time is appropriate.

For now, the Board has determined that separating the roles of Chair and CEO and maintaining a majority independent Board supports the Board's independent oversight of management, ensures that the appropriate level of independence is applied to all Board decisions, and is the most effective leadership structure for the Company. To bolster the Board's independent oversight, each of the Board's four committees consist entirely of independent directors.



Robert V. Baumgartner

Independent Chair of the Board

- sets the agenda for Board meetings
- presides over executive sessions of the independent directors
- presides over meetings of the full Board



Kim Kelderman

President & CEO

- executes the Board's direction
- serves on the Board and invited to all committee meetings
- responsible for the day-to-day leadership and performance of the Company

If the Board ever determines that the Chair and CEO roles should be combined, the Nominations and Governance Committee would appoint a Lead Independent Director subject to the majority approval of independent directors. The Lead Independent Director would preside at Board meetings, be authorized to call such meetings, propose agenda topics to the Chair, serve as liaison between the Chair and the other independent directors, and be available to meet with shareholders.

Oversight of Strategy

One of Bio-Techne's differentiating qualities is the thorough, data-driven strategic planning process, and which is enhanced by the experience and diverse expertise of our Board. The Board invests significant time in every meeting to the discussion and oversight of the Company's strategy, both on an enterprise level and across Bio-Techne's segments, divisions, and discrete business units. On an annual basis, the Board evaluates and discusses the Company's strategic plan, both for near-term goals and for planning towards achievement of long-term goals. The Board revisits and oversees the progress, execution, and evolution of the Company's strategy, utilizing a multi-layered and multi-disciplinary approach to ensure all aspects of effective strategy are engaged and aligned, including capital management, human resources, legal risk management and mitigation, tactical planning, and operational capability. Bio-Techne measures its performance against its strategy using objective metrics that the Board monitors continuously through regular engagement with management and thorough discussions of our more complex and impactful commercial issues.

Risk Oversight

Risk assessment and risk oversight are fundamental to Board and committee deliberations throughout the year. The Board administers certain of its risk oversight function through its committees, as described in the table below, though the Chair routinely sets the agenda for Board meetings to ensure the Company benefits from the support and oversight of the full Board in managing its risks. Each committee's charter details its risk oversight duties, which correspond to the committee's areas of responsibility and expertise. In anticipating current and future threats and trends, the Board relies on the breadth of expertise among the directors, the rest of the executive leadership team, and the General Counsel, Chief Compliance Officer, and Chief Sustainability Officer, as well as external advisors and consultants.

Reporting to the CEO, the General Counsel, Chief Compliance Officer, and Chief Sustainability Officer routinely consults with his experienced team as well as outside advisers and experts regarding risks to the Company's business. He utilizes industry tools and subscription services to maintain current expertise on the evolving landscape of potential risks faced by the Company. The Board receives reports at every meeting regarding anticipated and recent changes to the Company's risk profile, and reassesses the Company's risk environment as needed. In addition, each of the committees receives relevant updates to risks within the ambit of the committee's charter and scope of oversight. The Board's annual assessment process ensures that management receives feedback and direction on the sufficiency and depth of its engagement with the Board and the information the Board receives regarding the Company's risks.

The Board of Directors

Some categories of risk–those related to strategy, technology, cybersecurity, litigation, privacy, and operations–are reviewed directly by the entire Board. The Board also oversees the management of environmental, social, and governance matters to supplement related and complementary oversight by its committees on these topics.

In performing their oversight responsibilities, the Board and its committees review policies and guidelines that senior management use to manage Bio-Techne's exposure to material categories of risk. In addition, the Board and its committees review the performance and execution of the Company's overall risk management function and ensure management establishes appropriate systems for managing risk.



The Audit Committee

- oversees the Company's financial risk assessment and financial risk management
- oversees risk exposure arising from the Company's financial disclosures, including compliance, legal, regulatory, and cyber incident risks
- meets regularly with management and the independent auditors to review the Company's risk exposures, the potential financial impact those risks may have, the steps management takes to address those risks, and how management monitors emerging risks
- reviews reports of ethical and legal concerns, including management's investigation of ethics hotline complaints and handling of findings
- reviews the Company's cybersecurity program
- considers and approves any required disclosure of material cyber incidents

The Compensation Committee

- designs and structures the Company's compensation plans and programs to reward achievement and incentivize risk-taking in line with Company strategy
- oversees human capital management across the enterprise and the Company's management of and strategy regarding social risks
- ensures management engages in succession planning that develops and promotes diverse and qualified leaders
- oversees non-compensation risks related to attracting and retaining talent
- reviews and approves the Compensation Discussion & Analysis in the Proxy Statement

The Nominations and Governance Committee

- evaluates the membership and composition of the Board and its committees and leads the Board's efforts to identify and recruit qualified director candidates
- oversees and manages governance-related risks, including Board and committee policies and processes
- oversees and reviews the results of the annual Board and committee assessments
- reviews the Company's strategy and progress in meeting applicable sustainability requirements and regulations

The Science and Technology Committee

- oversees the Company's innovation, technology, and scientific programs
- oversees the applications and risks associated with the Company's use of AI (newly added in fiscal year 2025)
- oversees the risks associated with the Company's innovation strategy in light of disruptive scientific advances, changing customer needs, and incursion from competitors
- reviews the Company's strategy for protecting intellectual property

The committees report to the full Board at each regular meeting. Where a committee has discussed or considered a critical or novel risk, that committee will seek the full Board's consideration and input to ensure the Board maintains oversight over the risk and management's approach to handling it. All independent directors are actively involved in the oversight and management of the Company's most significant risks.

Oversight of AI Applications and Risk

In fiscal year 2025, the Nominations and Governance committee recommended that the Board expand its oversight to include the Company's application of AI, as well as management of risks posed by AI. The Board agreed with this recommendation, and, after open discussion including each of the committee chairs, decided to assign this responsibility to the Science and Technology Committee.

The Science and Technology Committee's charter was updated accordingly. The Committee has held multiple extensive sessions with management on both the use of AI in new product development (*i.e.* AI-designed proteins) and how the Company was implementing, training on, and managing risks of AI tools.

Oversight of Cybersecurity

Bio-Techne's Board and its Audit Committee oversee the Company's cybersecurity program and strategy. Bio-Techne's cybersecurity program is led by our Chief Information Officer, who is also our Chief Information Security Officer. The Company's CIO/CISO provides the Board with at least an annual detailed overview of the Company's cybersecurity strategy and capabilities, along with an assessment of our main threats and vulnerabilities. The CIO/CISO is supported by the Incident Response Team ("IRT"), a multi-disciplinary management committee comprising senior members from the Security Operations Team and the Legal, Finance, Internal Audit, and other functions. The IRT supports the CIO/CISO in reviewing and understanding information security risks. In the event of a cybersecurity incident, the IRT provides leadership with respect to incident response, investigation, mitigation, and remediation.

In addition to the Board's oversight of cybersecurity, the Audit Committee receives quarterly reports on the effectiveness of Bio-Techne's cybersecurity programs, including results of internal and external audits, the Company's implementation of adaptive improvements, the types of cyberattacks faced in the past quarter, metrics on incident response, internal security testing, and measures implemented to monitor and address cybersecurity risks and threats. The Audit Committee regularly updates the full Board on these matters. The Audit Committee is also responsible for reviewing potential cyber security incidents, assessing whether a cybersecurity incident is material to the Company's business, and approving any disclosure of a cybersecurity incident.

Sustainability Oversight

Bio-Techne maintains a concentrated focus on corporate responsibility and sustainability through a regular rhythm of management and Board oversight. Our sustainability strategy is established by the Sustainability Oversight Council, which is made up of the Company's executive officers. Informing and executing this strategy is the Sustainability Working Group, a multi-disciplinary team made up of senior leaders in disciplines including Sustainability, Finance, Accounting, Operations, Quality, Human Resources, Investor Relations, Legal, Strategic Sourcing. The Company's Director of Sustainability coordinates the refinement and execution of our sustainability strategy, leading efforts throughout the enterprise to coordinate and drive progress across the multifaceted strategic paths set by leadership.

While the full Board oversees the Company's sustainability through regular reviews of management's strategy and progress, the Nominations & Governance Committee receives from the Chief Sustainability Officer a thorough review of the strategy, risks, and management of the Company's sustainability programs approximately every quarter. Other oversight responsibilities for environmental, social and governance (ESG) risks among the committees are as follows:

the Audit Committee oversees risks that may impact the Company's accounting statements, as well as risks relating to ethics complaints, and maintains oversight over the Company's public filings relating to ESG;

the Compensation Committee oversees risks affecting the Company's talent, including recruitment, retention, culture, and compensation and equity programs;

the Nominations and Governance Committee is responsible for Board-level governance and for leading the oversight of management's overall sustainability strategy; and

the Science and Technology Committee oversees strategy and implementation of Bio-Techne's use of artificial intelligence.

Management supports this oversight by detailing its strategy and progress on sustainability issues on a quarterly basis and conferring regularly on ESG issues with the Board or various committees.

More information about our ESG strategy and progress can be found in our Corporate Sustainability Report available at https://www.bio-techne.com/about/corporate-and-social-responsibility.

To prepare our Corporate Sustainability Report, published annually in September, we establish an internal team from the members of the Sustainability Working Group. This team leverages internal ESG resources across the enterprise within Operations, Finance, Regulatory, and Quality who take responsibility for site-level input and data. This team has powered the expansion of a number of sustainability programs highlighted in the Corporate Sustainability Report, and in 2025 automated the collection of Scope 1 and 2 environmental data through the carbon accounting software platform. Also in fiscal 2025, the Sustainability Working Group finalized a double materiality assessment and kicked off a climate risk assessment with support from the Company's external sustainability consultants, laying the foundation for refining Bio-Techne's sustainability strategy as needed and preparing for future submissions to comply with applicable legal requirements in the EU and the United States. Further, through the Sustainability Working Group's

efforts, Bio-Techne completed its inaugural assessment with the Climate Disclosure Project ("CDP") to assess and score its environmental performance and risk mitigation plans. The Board as well as the Nominations and Governance Committee maintained oversight over this progress during the course of the year, and will again review the Company's sustainability achievements as embodied in the Corporate Sustainability Report before it is finalized.

Our 2024 Corporate Sustainability Report included reporting in line with standards from the Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures. Our 2025 report includes a number of enhancements, including details on progress toward setting Scope 1, 2, and 3 greenhouse gas reduction targets, which we've committed to validating with the Science-Based Targets initiative ("SBTi") in calendar year 2026.

Direct Control Over Political Contributions

Bio-Techne's mission is focused on improving the quality of life by catalyzing advances in science and medicine. Because we believe this mission is apolitical, Bio-Techne does not contribute to political causes or campaigns that the Company believes to be political. Under our Delegation

of Management Authority, the Board has sole and exclusive authority to approve any political contributions made by or on behalf of the Company. Consistent with this historical approach, Bio-Techne did not make any political contributions in fiscal 2025.

Shareholder Engagement

Bio-Techne values learning about shareholders' perspectives, and takes seriously any shareholder concerns regarding the management of the Board or the business. To that end, management meets frequently with key shareholders to discuss the Company's financial performance and corporate strategy. During fiscal 2025, management, joined by the Chair of the Compensation Committee, met with shareholders representing 49% of our total outstanding shares. These meetings included discussions regarding our process for CEO transition, Board refreshment, new director onboarding, sustainability matters, and executive compensation issues.

August/October 2024 Engagement Discussions

Reached out to	**Held meetings with**	**Participants included**	**Topics included**
shareholders owning over **half** of our outstanding shares	shareholders representing over **49%** of our outstanding shares	the Chair of the Compensation Committee and members of management	CEO transition, recent Board refreshment, and the design of our executive compensation program

The below table summarizes the subjects discussed with shareholders on matters other than executive compensation, including how we responded to shareholders in fiscal 2025 relating to the topic. For detail regarding discussions with shareholders concerning executive compensation matters, see page 43.

What we heard		How we responded
CEO Transition: Shareholders wanted to know how Mr. Kelderman's transition into CEO role was going.		• The Board provided a smooth runway for Mr. Kelderman's transition by appointing him Chief Operating Officer on an interim basis prior to becoming CEO, and managed to successfully retain the other strong internal candidates for the CEO role to provide for stability. • Mr. Kelderman transitioned quickly into his CEO role by engaging with leaders across the enterprise, and by conducting a systematic review of the leadership structure and composition, an evaluation of the Company's portfolio, and a careful reassessment of its strategy. This process resulted in the creation of the Executive Operating Council, a more nimble core leadership team, an evolution of some of the core leaders in the Company, and a more precise strategy anchored around the Company's growth pillars.
Board Refreshment: Several shareholders asked about our process for selecting new directors, and for ensuring the Company maintains continuity of skills and knowledge upon director retirement.		• The Nominations and Governance Committee embarked on an eighteen month process to identify successors to two retiring directors – Dr. Randy Steer and Dr. Roeland Nusse. The Committee engaged in both external and internal evaluations of the Board's composition, expertise, and experience, and used these assessments to identify candidates who would complement and enhance the Board's effectiveness and alleviate gaps created by the departure of two long-serving directors. Candidates were identified with assistance from an external board search firm and from the Board's expansive network. • The Company's retirement policy has been an effective vehicle for ensuring a steady and predictable pace of refreshment, and has prompted the Nominations and Governance Committee to regularly commence refreshment activities such as re-evaluating the Board's strengths and gaps and replenishing its pool of potential director candidates.
Director Onboarding: Shareholders inquired about the Company's process for onboarding new directors.		• Incoming directors go through a comprehensive onboarding process coordinated by the General Counsel in which they learn about their legal and ethical obligations. New directors also receive a multi-media overview, including materials and presentations concerning the Company's business, strategy, organizational structure, scientific innovation programs, challenges, risks, and history. Finally, onboarding includes 1:1 meetings with all executive officers and a number of senior leaders across several disciplines, from the commercial business to finance to human resources to innovation and corporate development. • This orientation is designed to familiarize new directors with the Company's strategic plans; significant financial, accounting, and risk management issues; code of ethics and compliance policies; delegation of authority requirements; principal officers and other senior management; and internal and independent auditors and legal counsel.
Sustainability: Shareholders inquired about our progress and priorities regarding sustainability initiatives.		• The Company's sustainability priorities focus on building a durable, growing business, including efforts to reduce our consumption of energy and resources and securing lower overall costs to our product lifecycle through sustainable design. • The Company completed its first double materiality assessment to identify pertinent risks and opportunities relating to sustainability, social matters, and governance. The Company used the results of the double materiality assessment to inform its annual strategic planning process.

Succession Planning

In fiscal year 2025, the full Board assumed responsibility for reviewing succession plans for the Company's executive officers, as well as the CEO's executive operating committee. Related to these efforts, the Compensation Committee reviews with the CEO the performance of the CEO's direct reports, and separately reviews the performance of the CEO. This includes a review of each executive officer's progress towards developing potential successors, which is part of the assessment that informs the Compensation Committee's annual compensation-setting process. Outside of these evaluations, the Board receives formal reports from Bio-Techne's senior executives and interacts with them in both professional and social settings.

Annual Board and Committee Assessments

On an annual basis, and before the director nomination process begins, the Board conducts an evaluation of its performance, as does each individual committee. The evaluation includes a review of Board and committee processes and substance, as well as management's support of the same, including the following:

- The Board's effectiveness, structure, composition, and culture;
- The quality and content of the Board discussions;
- The Board's performance maintaining sufficient oversight over financial results, commercial strategy, succession planning, risk management, compliance, culture, talent management, sustainability, cybersecurity, and other crucial areas;
- Management's availability and engagement with and support of the Board's work; and
- Opportunities for improvement and future agenda items.

In addition, the Board and each committee reviews and discusses its own assessment to consider whether any improvements or modifications may be needed. In response to feedback from past evaluations, the Board now includes subjects such as AI, sustainability, and cybersecurity in its meeting agenda, refined the meeting structure and schedule to allow for more discussion time and in-depth presentations on complex issues, and worked with management to enhance the way meeting materials are provided and presented.

The Nominations and Governance Committee, in addition to assessing its own performance, reviews the results of the Board's and the other committees' evaluations as part of its process for remaining informed regarding the Board's effective operation and composition. The Nominations and Governance Committee evaluates the responses and develops recommendations for addressing any issues of concern or opportunities for improvement, presenting its conclusions and recommendations to the full Board.

Board Committees

The Board currently has four standing committees: Audit, Compensation, Nominations and Governance, and Science and Technology. Each committee is governed by a written charter that was approved by the Board and is reviewed annually. The four charters are available on our website at www.bio-techne.com in the "Investor Relations" section under "Corporate Governance." The Board has, on occasion, established committees to deal with discrete matters, but no such committees were created in fiscal 2025. Committee members are appointed by the Board each year, generally for a term of one year. The membership of each standing committee, and the number of committee meetings held during fiscal year 2025, are shown below.

The Board has determined that the members of all of the committees are independent and also meet any applicable enhanced independence requirements prescribed by SEC rules or Nasdaq listing standards.

Audit Committee	Meetings in 2025: 8
	Average attendance: 100%

Members:

- John L. Higgins (Chair)
- Robert V. Baumgartner
- Julie L. Bushman

The Audit Committee is responsible for:

- appointing, supervising, and evaluating the Company's independent registered public accounting firm;
- reviewing the Company's internal audit procedures and quarterly and annual financial statements;
- monitoring the Company's internal controls over financial reporting and the results of the annual audit;
- overseeing the Company's cash investment policy;
- monitoring and evaluating materiality (if any) of cybersecurity incidents; and
- monitoring hotline ethics reports and other reports of financial fraud and other compliance matters with a potential financial impact.

Recent Focus Areas

- Financial reporting
- Adequacy of internal controls
- Cybersecurity

Committee Member Experience

- **3/3:** Executive and Strategic Leadership
- **3/3:** Financial Acumen and Expertise
- **3/3:** Risk Oversight and Management
- **3/3:** Corporate Finance and M&A
- **3/3:** Operations



Compensation Committee

Meetings in 2025: 5
Average attendance: 90%

Members:

- Julie Bushman (Chair)
- Joseph D. Keegan
- Rupert Vessey
- Robert Baumgartner

The Compensation Committee is responsible for:

- establishing the compensation and performance goals for the CEO;
- working with the CEO to determine base and incentive compensation and performance goals for Bio-Techne's other executive officers;
- establishing overall policies for executive compensation;
- reviewing the performance of the executive officers;
- recommending to the Board and administering director compensation policies and practices; and
- overseeing the Company's management of human capital.

Recent Focus Areas

- Design of executive compensation program
- Executive compensation philosophy and risk management
- Leadership development and human capital programs

Committee Member Experience

- **4/4:** Executive and Strategic Leadership
- **3/4:** Industry Background
- **3/4:** Financial Acumen and Expertise
- **4/4:** Corporate Finance and M&A

Nominations and Governance Committee

Meetings in 2025: 4
Average attendance: 100%

Members:

- Alpna Seth (Chair)
- John L. Higgins
- Joseph D. Keegan
- Judith Klimovsky (as of October 30, 2025)

The Nominations and Governance Committee is responsible for:

- recruiting and evaluating well-qualified candidates for the Board;
- selecting individuals to be nominated for election as directors;
- determining whether each member of the Board is independent;
- establishing governance standards and procedures to support and enhance the performance and accountability of management and the Board;
- considering the composition of the Board's standing committees and recommending any changes;
- evaluating overall Board performance;
- assisting committees with self-evaluations;
- monitoring emerging corporate governance trends; and
- reviewing and monitoring management's execution of the Company's sustainability strategy.

Recent Focus Areas

- Director refreshment
- Refreshment program
- Board composition
- Director education

Committee Member Experience

- **4/4:** Executive and Strategic Leadership
- **4/4:** Industry Background
- **3/4:** Risk Oversight and Management

<table>
<tr><td>

Science and Technology Committee

</td><td>

Meetings in 2025: 2
Average attendance: 100%

</td></tr>
</table>

Members:

- Rupert Vessey (Chair as of October 30)
- Alpna Seth
- Judith Klimovsky
- Amy Herr

The Science and Technology Committee is responsible for:

- assisting the Board in providing oversight of management's actions and judgments relating to the Company's research and development activities, including its strategies, objectives, and priorities as they relate to current and planned R&D programs and technology initiatives;
- assisting the Board in evaluating the scientific elements of the Company's acquisitions and business development activities and risks related to research and development; and
- reviewing and advising the Board and management on the Company's overall intellectual property strategy.

Recent Focus Areas

- Use of AI tools for innovation and product development
- Use of AI tools for data governance and company operations
- Management of risks posed by use of AI
- Strategic innovation priorities

Committee Member Experience

- **4/4:** Industry Background
- **4/4:** Scientific/Technical Expertise

Director Orientation and Continuing Education

Bio-Techne conducts an orientation and onboarding process for new directors that includes providing comprehensive materials concerning the Company's business, strategy, organizational structure, scientific innovation programs, challenges, risks, and history. The General Counsel coordinates onboarding with a focus on the director's and the Board's legal obligations to shareholders, the Company's and the Board's governance policies, and the annual calendars of Board and committee activities. In addition, new directors meet with all executive officers and a number of senior leaders across several disciplines, and visit key Company facilities. This orientation is designed to familiarize new directors with the Company's strategic plans; significant financial, accounting, and risk management issues; code of ethics and compliance policies; delegation of authority requirements; principal officers and other senior management; and internal and independent auditors and legal counsel.

Once on the Board, directors are expected to take such action, such as participating in continuing educational programs, as they think is necessary to maintain the level of expertise required to perform their responsibilities as directors. Bio-Techne reimburses Board members for reasonable expenses relating to ongoing director education, subject to certain pre-approval requirements. In addition, Bio-Techne provides on-demand, accredited, virtual training on issues pertinent to our business and shareholder interests, including courses on AI, sustainability, and effective governance practices.

Limits on Other Boards

No independent director may serve on more than four other public company boards. Currently, no director serves on more than two other public company boards. Service on Bio-Techne's Board requires a significant commitment of time and energy. Therefore, our Principles of Corporate Governance provide that directors may not serve on the boards of other companies if such service would impede their ability to effectively serve on the Company's Board or would create any potential material conflicts. Directors must have approval from the Board Chair and the Chair of the Nominations and Governance Committee before agreeing to serve on the board of another company.

Under the terms of his employment agreement, Mr. Kelderman may not serve on more than two for-profit boards without the approval of the Chair of the Nominations and Governance Committee.

All executive officers and non-independent directors are prohibited from serving on the board of any company where a Bio-Techne independent director is an executive officer.

Meetings and Attendance

The Board met seven times during fiscal 2025. Each director attended at least 85% of the meetings of the Board, with an average attendance rate of 96%.

Directors meet their responsibilities not only by attending Board and committee meetings but also by conducting business via written actions in lieu of meetings. In addition, directors communicated informally throughout the year on various Board and committee matters with executive management, advisors, and others. All directors attended the Annual Meeting of Shareholders in October 2024, and all of the nominees are expected to attend the 2025 Annual Meeting.

The independent directors of the Board meet in executive session without members of management present on a regular basis. There were four such executive sessions in fiscal 2025. The Chair, Mr. Baumgartner, presided over these sessions.

Related Party Transactions

As provided in its charter, the Nominations and Governance Committee reviews and approves all related party transactions involving the Company's directors and executive officers or their immediate family members to determine whether such transactions meet applicable legal requirements and are appropriately disclosed in the Proxy Statement. The Company has adopted a written policy concerning the review of related party transactions, which provides that, in determining whether to approve or ratify a related party transaction, the Nominations and Governance Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms

generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Company's Code of Ethics and Business Conduct requires all directors and executive officers to inform the Company's legal counsel of any existing or proposed relationship or business transaction that could be, or might appear to be, a conflict of interest. Any reported transactions would be brought to the attention of the Nominations and Governance Committee for review and disposition. Since the beginning of the last fiscal year, there have been no related party transactions requiring disclosure under applicable rules and regulations.

Governance Documents

The Board's Principles of Corporate Governance describe the Company's corporate governance practices and policies and provide a framework for Bio-Techne's governance. Among other things, they establish requirements and qualifications for members of the Board and specify the Board's leadership structure and standing committees.

The Company's Code of Ethics and Business Conduct sets forth the Company's expectations regarding the ethical operation of its business, including dealings with customers, vendors, employees, and the community. The Code of Ethics and Business Conduct is applicable to all directors, officers, and employees. The Company

sponsors a financial fraud and ethics reporting hotline that is operated on a confidential basis by a third party and supervised by the Chief Compliance Officer, who has full powers of investigation from the Audit Committee of the Board. We intend to disclose any future substantive amendments to, or waivers for directors and executive officers of, a provision of our Code of Ethics and Business Conduct on our website promptly following any such amendments or waivers.

The Principles of Corporate Governance, the Bio-Techne Code of Ethics and Business Conduct, and the charters for each of the Board's four standing committees are available on our website under "Investor Relations—Governance."

How to Contact the Bio-Techne Board

Communications from shareholders are always welcome. Communications should be addressed to our Corporate Secretary or Vice President of Investor Relations by email at IR@bio-techne.com or regular mail addressed to the Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, MN 55413. Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications regarding financial or ethical concerns will be forwarded to the chair of the Audit Committee.

Communications such as business solicitations or advertisements, junk mail and mass mailings, new product suggestions, product complaints or inquiries, and resumes or other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.

Director Compensation

The Company believes that compensation for non-employee directors should be competitive and should encourage ownership of Bio-Techne shares. The Compensation Committee reviews annually the level and form of director compensation and, if it deems appropriate, recommends changes to the Board.

Director Compensation Program for Fiscal Year 2025

Our director compensation program has not changed since 2020. Cash compensation for the non-employee directors continues to be as follows:

Every non-employee director	$75,000
Board Chair	additional $120,000
Chair of Audit Committee	additional $25,000
Chair of Compensation Committee	additional $17,500
Chairs of other committees	additional $15,000

These amounts are paid in monthly increments, and are pro-rated for a partial year of service if a director joins the Board other than by election at the annual meeting of shareholders. No additional compensation is paid for membership on committees or attendance at meetings, though non-employee directors are reimbursed for the reasonable expenses they incur to attend Board and committee meetings.

In addition, every year each non-employee director receives an equity grant valued at $200,000 (based on the closing price of Bio-Techne stock on the day of the most recent annual meeting) that vests upon the sooner of the one-year anniversary of the grant date or the next annual shareholder meeting. Equity grants are provided 50% in stock options, with a ten-year term and an exercise price equal to the fair market value of Bio-Techne's common stock on the grant date, and 50% in restricted stock. Non-employee directors who join the Board other than by election at an annual meeting of shareholders receive a pro-rated equity grant based on the portion of the year they will serve.

Directors who are employees of Bio-Techne or its subsidiaries do not receive any additional compensation for service on the Board.

Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines for all directors and executive officers to better align their interests with other shareholders. Non-employee directors are required to own stock at least equivalent in value to three times their annual retainer fee within five years. All independent directors met the requirements as of June 30, 2025 except Dr. Klimovsky and Dr. Herr, each of whom have five years from their appointment to do so.

Compensation Paid to the Non-Employee Directors

Directors who are not employees of the Company were compensated for fiscal year 2025 as follows:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Robert V. Baumgartner	$ 200,000	$ 99,957	$ 99,984	$ 481	$ 400,422
John L. Higgins	100,000	99,957	99,984	481	300,422
Joseph Keegan, Ph.D.	75,000	99,957	99,984	481	275,422
Roeland Nusse, Ph.D.	90,000	99,957	99,984	481	290,422
Alpna Seth, Ph.D.	85,000	99,957	99,984	481	285,422
Randolph C Steer, M.D., Ph.D.	31,250	–	–	130	31,380
Rupert Vessey, MA, BM BCh, FRCP, DPhil	75,000	99,957	99,984	481	275,422
Julie L. Bushman	92,500	99,957	99,984	481	292,922
Judith Klimovsky, M.D.	75,000	99,957	99,984	405	275,346
Amy Herr, Ph.D.	31,250	74,972	74,972	166	181,360

(1) Amounts consist of annual director fees and chair fees for services as members of the Company's Board and its Committees. Dr. Steer received partial compensation as he retired from the Board as of the October 2024 Annual Shareholder Meeting. For further information concerning such fees, see the discussion above this table.

(2) For all directors except Dr. Herr, the amounts represent the total grant date fair value of equity-based compensation for 1,462 shares of restricted stock granted pursuant to the Company's 2020 Equity Incentive Plan in fiscal year 2025 at the grant date market value of $68.37 per share, in accordance with Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 718. Upon their nomination to the Board, Dr. Herr received a partial year grant upon commencement of their service as a director on February 1, 2025, in the amount of 1,040 shares of restricted stock at a grant date market value of $72.05 per share. As of June 30, 2025, each non-employee director, with the exception of Dr. Herr, held 1,462 unvested shares of restricted stock. As of June 30, 2025, Dr. Herr held 1,040 unvested shares of restricted stock.

(3) For all directors except Dr. Herr, the amounts represent the total grant date fair value of equity-based compensation for 3,511 stock option awards granted pursuant to the Company's 2020 Equity Incentive Plan in fiscal year 2025, as calculated in accordance with the FASB ASC Topic 718. Dr. Steer retired as of the October 2024 Annual Shareholder Meeting and therefore did not receive equity grants in fiscal year 2025. Upon their nomination to the Board, Dr. Herr received a partial year grant upon commencement of their service as a director on February 1, 2025, in the amount of 2,415 stock option awards. Assumptions used in the calculation of these amounts are described in Note 10 to the Company's audited Consolidated Financial Statements for fiscal year 2025 included in the Company's Annual Report on Form 10-K. As of June 30, 2025, the following non-employee directors held options to purchase the following number of shares of the Company's Common Stock: Mr. Baumgartner-80,584; Mr. Higgins-68,584; Dr. Keegan 47,604; Dr. Nusse-80,584; Dr. Seth-27,512; Dr. Vessey-29,864; Ms. Bushman-20,912; Dr. Klimovsky-5,121; and Dr. Herr-2,415.

(4) Amounts represent the total dollar value of dividends paid on restricted share awards, as those amounts were not factored in the grant date fair value.

Corporate Sustainability

We understand that delivering on our mission over the long term requires us to integrate sustainability into our business strategy, including environmental, social, and governance ("ESG") considerations. Bio-Techne operates with a focus on sustainable long-term growth. Beginning in 2020, we introduced sustainability as a strategic focus of our business, and began a thorough process to identify and evaluate those topics and initiatives that would fortify a durable, growing business and drive shareholder value. These initial assessments resulted in a report that we published in the fall of 2020, and followed by substantial work to build a culture and an ecosystem in which sustainability initiatives would be viewed as an enterprise-wide priority. These substantial achievements and efforts were described in our 2022, 2023, and 2024 Corporate Sustainability Reports. In 2025, our momentum continues.



We are enriching the team member experience

In successfully recruiting and hiring our new Chief Human Resources Office in early fiscal 2025, we prioritized a focus on enhancing the team member experience. We are seeding a future talent pipeline and co-creating recruiting strategies. We are fortifying our culture through an environment of belonging, because we know that inclusivity breeds innovation. Our leadership programs – including Pillars, Emerging Leaders, Leadership Essentials, and "Listen, Learn and Lead" sessions – are integrating learning and development access and habits throughout the organization. And with the adoption of Workday this past year, we are optimizing and automating our talent systems.



We performed a double materiality assessment of our impacts, risks, and opportunities

In fiscal 2025, Bio-Techne finalized the Double Materiality Assessment to evaluate both how our operations impact the environment and society and how sustainability-related issues affect our financial performance. The Nominations and Governance Committee reviewed and approved the results of the Double Materiality Assessment.

Climate change was identified a key risk in our Double Materiality Assessment results. This past year we engaged in a climate risk assessment to review both physical and transition risks on Bio-Techne, and to establish business continuity plans to lessen disruptions. The climate risk assessment falls in parallel with our Environmental, Health, and Safety ("EHS") risk assessment, which we conduct as part of our global ISO 14001 certification program. EHS risks are ranked and reviewed at least annually by senior management.



We adopted a carbon accounting software platform to automate data collection

In preparation for submitting Scope 1, 2, and 3 greenhouse gas emissions reduction targets for validation with the Science Based Target Initiative ("SBTi") in calendar year 2026, we implemented a carbon accounting software platform to improve the organization and transparency of our greenhouse gas emissions data. We are in the process of baselining our Scope 3 data for the first time. Additionally, the Board approved an auditor to conduct a readiness assessment of our Scope 1 and 2 greenhouse gas emissions. This assessment will prepare us for limited assurance of this same data, which we will report for compliance with California regulation in calendar year 2026.



We are infusing sustainability attributes into product design

For the first time we are articulating the ways in which our solutions are sustainable and building additional sustainable attributes into the product lifecycle. We have more than 35,000 SKUs that qualify for the Fisher Scientific "Greener Choice" program—meaning they are sustainable by design. We are tracking the amount of energy saved, and packaging components reused, from the Leo System. We have matured in telling the story of how our sustainable design choices further help improve quality of life for end consumers and patients.



We are strengthening Board oversight of sustainability

We are ensuring our Board is empowered and equipped to oversee our sustainability strategy. In fiscal 2025 with the appointment of our most recent director, Dr. Amy Herr, we reviewed the diversity of expertise and experience of our directors, resulting in a comprehensive evaluation and matrix. In response to an internal assessment of priorities for the Board, we extended accredited educational courses on sustainability governance to the Board of Directors. Additionally, we empowered the Science and Technology Committee to oversee Bio-Techne's strategy and use of AI, ensuring a thorough review of AI for innovation, business continuity, and risk management.



We invested in sustainability initiatives at key locations

We continued to infuse sustainability into our annual prioritization process, resulting in a number of projects across the enterprise that are designed to promote sustainability, including:

- Moving to 100 percent renewable (wind and solar) sourced electricity for our headquarters site in Minneapolis;
- Commissioning a third-party, site-wide energy audit through utility partner Xcel Energy and Graphet Data Mining; and
- Fully converting from the use of plastic blue tubs to paperboard packaging, which is estimated to reduce annual plastic use by nearly 70,000 pounds or 32,000 kg.



We improved the transparency of our reporting of ESG matters

Bio-Techne's 2025 Corporate Sustainability Report will be available on our website at www.bio-techne.com/corporate-and-social-responsibility later in September. This report expands on our 2024 report by updating disclosure about our greenhouse gas emissions, further describing our improved data collection efforts and plans, and offering additional disclosure regarding human capital, governance, and the role of our products in advancing science and healthcare. In addition to reporting to SASB and TCFD standards, this report includes additional disclosures including our inaugural Carbon Disclosure Project ("CDP") score and our EcoVadis score of 63, putting Bio-Techne in the top 25 percent of companies assessed in 2024.

Four Pillars

Pillar One



Our People

Everything starts with our people. Without our dedicated, passionate, and innovative Bio-Techne team members, we would not be developing the tools that academic and biopharma researchers rely on every day to push science forward. Our four key EPIC values (Empowerment, Passion, Innovation, and Collaboration) are the backbone for the way we approach everything related to our people. As a global science organization, we value continuous learning and development opportunities for our employees, as well as a diverse and inclusive work environment that respects employees from all cultures and backgrounds.

Pillar Two



Advancing Science

Bio-Techne has a 49-year history of developing innovative and cutting-edge tools to advance biopharmaceutical and academic scientific discoveries and technologies to enable and improve disease diagnosis. Our commitment to advancing science goes beyond developing the products the scientific community needs to drive discoveries. We also strive to deliver these products with a focus on sustainability, quality, and responsible sourcing, and commit to continuously improving how we package our products to minimize our environmental footprint.

Pillar Three



Governance and
Operational Integrity

We adhere to governance best practices that form the foundation for actions and decisions of management and the Board in the best interests of all of our stakeholders. We also are committed to ethical and legal conduct and have implemented policies and processes to ensure our partners and suppliers operate with integrity as well.

Pillar Four



The Environment

We care about minimizing the environmental impacts of our operations, conserving natural resources, and providing effective stewardship of the environment. We demonstrated our commitment to environmental sustainability by earning ISO 14001 certifications at our Minneapolis, Minnesota headquarters, our St. Paul, Minnesota site, our European headquarters in the UK, and our Ireland, England, Germany, and France sites, and by collecting and disclosing data on Scopes 1 and 2 greenhouse gas emissions. In addition, we've prioritized a number of improvements to packaging, including replacing plastic vial and kit packaging with corrugated and paperboard materials.

Information about our sustainability efforts is posted on our website, at https://bio-techne.com/about/corporate-and-social-responsibility, which includes additional detail that is not part of or incorporated by reference into this Proxy Statement.

Proposal 3: Advisory Vote on Executive Compensation

Approve the compensation of our named executive officers

⊘ YOUR BOARD RECOMMENDS A **VOTE "FOR"** SUPPORT OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION.

The Board has adopted a policy providing for annual say-on-pay advisory votes. This vote is not intended to address any specific item of compensation, but rather our overall compensation policies and procedures relating to the named executive officers. We urge you to read the Compensation Discussion and Analysis, which discusses Bio-Techne's compensation philosophy and explains how our compensation policies and procedures implement that philosophy. The Compensation Committee believes the policies and procedures articulated in the Compensation Discussion and Analysis are effective in executing the Company's compensation philosophy and in achieving its goals, and that the compensation of the NEOs in fiscal year 2025 reflects and supports these compensation policies and procedures.

We ask our shareholders to support the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the 2025 Summary Compensation Table and the other related tables and disclosures."

This advisory vote on named executive officer compensation is not binding on the Board. However, the Compensation Committee will consider the result of the vote when determining future executive compensation arrangements.

Under applicable Minnesota law and the Company's Fourth Amended and Restated Bylaws, this proposal requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter and (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

Executive Compensation

Table of Contents

A Message from Our Compensation Committee

Dear Fellow Shareholders,

The past two years have marked a period of meaningful evolution for Bio-Techne, driven by leadership transitions and a deliberate, shareholder-informed review of our executive compensation program. In October 2023, the Board selected Kim Kelderman as Bio-Techne's next CEO, effective February 2024. At our 2023 Shareholder Meeting, we received only 35% shareholder approval for our Say on Pay proposal. In the weeks leading up to this vote, the Chair of the Committee, Julie Bushman, and members of management met with many of our shareholders to discuss their concerns and observations about the Company's executive compensation program. In direct response to these discussions and to the 2023 Say on Pay voting results, the Compensation Committee undertook a comprehensive evaluation of the design and performance of our executive compensation program.

As detailed in our 2024 Proxy, the Committee focused on improved alignment with shareholder interests, and produced a number of changes to improve and evolve our compensation program. This work, as well as our emphasis on transparency, continued into 2025. Below are summaries of the enhancements to our program, as well as other actions taken by our Committee to evaluate our program.

As a result of this work, we implemented several enhancements to our executive compensation program:

- Aligned CEO compensation structure with that of the other Named Executive Officers (NEOs)
- Expanded payout bands to allow for more gradual and commensurate payout in line with performance with bonus payout bands set at 93% - 105% for organic revenue, and 92% - 108% for adjusted EBITA

- Introduced relative Total Shareholder Return (rTSR) as a performance metric to align with shareholders and isolate outperformance by management
- Added a negative cap to rTSR payouts, effective FY25
- Updated the mix of equity vehicles to include:
  - 50% performance-vesting Restricted Stock Units (RSUs)
  - 25% time-vesting RSUs
  - 25% time-vesting Stock Options

Other key actions taken by the Committee include:

- Evaluating alternative performance metrics suggested by shareholders, including:
  - Return on Invested Capital (ROIC), reviewed twice in FY24 and FY25
  - ESG and sustainability-related goals

- Cash flow performance
- Enterprise-wide performance goals
- The balance of fixed versus variable (at-risk) compensation
- Initiated a bench test of enterprise performance goals in FY26, with a decision on formal implementation in FY27

These changes reflect our belief in a performance-driven, shareholder-aligned compensation program that supports Bio-Techne's long-term success. We are confident that these enhancements position the Company to attract and retain top talent while reinforcing accountability and value creation. We are committed to continually evaluating our program as the Company and shareholder interests evolve.

We deeply appreciate the 86% shareholder approval we received for our Say on Pay proposal in 2024. This support reflects the value of our ongoing dialogue with shareholders and the enhancements we've made to our compensation program in response to their input.

We thank our shareholders for their continued engagement and support, and we respectfully request your support for our 2025 Say on Pay proposal.

Sincerely,

The Compensation Committee
Bio-Techne Corporation









Julie Bushman
(Chair)

Joseph D. Keegan

Rupert Vessey

Robert Baumgartner

Key Highlights of Fiscal Year 2025

Strong financial performance of 5.4% organic growth and 31.6% EBITA margin resulting in 128% achievement of corporate bonus incentive.

Responding to shareholder interest in executive compensation, the Compensation Committee conducted a thorough re-evaluation of the Company's executive compensation philosophy, revisited the compensation program's design, and implemented a "bench test" for performance-based goals that would be modeled during fiscal year 2026, but would not apply towards bonus results.

Demonstrating alignment of pay for performance, the NEOs' bonus payouts were strictly in line with our industry-leading fiscal year 2025 performance, while the fiscal 2023 performance grants did not vest due to failure to achieve three-year payout targets.

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis ("CD&A"), we provide an overview of our executive compensation philosophy and objectives and describe the material components of our executive compensation program. Please also review the tables that immediately follow this section, which provide more information, including historical compensation information.

As of June 30, 2025, the following officers were our Named Executive Officers (or NEOs):



KIM KELDERMAN
President and Chief Executive Officer



JAMES HIPPEL
Executive Vice President – Finance and Chief Financial Officer



WILLIAM GEIST
President – Protein Sciences



MATTHEW MCMANUS
President – Diagnostics and Spatial Biology



SHANE BOHNEN
Senior Vice President – General Counsel and Corporate Secretary

Executive Summary

In fiscal 2025 we successfully navigated strong industry headwinds, including considerable inflationary pressure and market volatility, as well as a rapidly evolving macro environment—all while continuing to execute on our long-term growth strategy. Our focus and commercial execution remained strong and we delivered financial performance that was among the best of our life science technology peers. Our strategy for delivering profitable, sustainable growth remains consistent: capitalize on high potential end markets, develop and commercialize innovative products, and expand our portfolio and end markets through acquisitions and strategic partnerships.

As shown in the table below, approximately 90% of our CEO's total fiscal 2025 target compensation was variable and at-risk, with approximately 50% being performance-based. In addition, 50% of our CEO's target long-term incentive equity grant was in the form of three-year performance-based RSUs. The performance-based RSUs are based on 40% organic revenue, 35% adjusted EBITA, and 25% relative total shareholder return, and are measured over a three year performance period. The other 50% of our CEO's long-term incentive equity grant was split equally between time-based stock options and RSUs.

As shown below, the NEOs' long- and short-term incentive payouts are aligned with the Company's financial performance.

2025 Annual Bonus Incentive



128.1%
Corporate Achievement Payout based on achievement of Revenue and EBITA targets

145%
Protein Science Segment Achievement*

86.4%
Diagnostics and Spatial Segment Achievement*

* Segment Bonus: 25% Corporate Revenue; 25% Corporate EBITA; 25% Segment Revenue; 25% Segment EBITA

FY2023 - FY2025 Performance Grants



0%
Payout based on achievement of three-year Revenue and EBITA targets

Addressing Shareholder Feedback Regarding Executive Compensation

Following a significant re-design of the executive compensation program in fiscal year 2024 that went into effect in fiscal year 2025, we were pleased to secure a much higher level of shareholder support for our annual Say on Pay vote. Nevertheless, over the past year, the Compensation Committee maintained the same level of engagement and rigor in considering and responding to shareholder and proxy advisor feedback. During fiscal 2025 the Compensation Committee and management continued to scrutinize the design of our executive compensation program, including a second comprehensive review of whether to include a return on invested capital metric along with a number of other possible changes. This review led to a thorough reconsideration of the Company's executive compensation philosophy.

We summarize shareholder feedback we received and the detailed analyses, considerations, and responsive actions undertaken by the Committee below.

What we heard regarding executive compensation		How we responded
New CEO Compensation: Shareholders requested detail regarding how compensation for newly appointed CEO Kim Kelderman was set, and whether the 2023 Say on Pay results impacted this process.		• The Compensation Committee applied the same design and structure to compensation for Mr. Kelderman as it applied to compensation for the other executive officers. This consistent approach to executive compensation was adopted to address the concerns raised by shareholders regarding inconsistent compensation structures.
Greater Utilization of RSUs: Shareholders requested detail as to why RSUs were increasingly used as an equity vehicle in time-vesting and performance-vesting grants.		• The Compensation Committee sought to balance twin shareholder interests by granting equity that both encourages retention of top executive talent and motivates value creation. Based on a review of Bio-Techne's compensation program and compensation philosophy, the Committee determined that incorporating RSUs into both time-vesting and performance-vesting vehicles aligns with shareholder interests in these priorities.
Cap on Negative TSR: Shareholders recommended we consider capping the payout on the rTSR metric when Bio-Techne's total shareholder return is negative.		• The Compensation Committee analyzed the alignment and potential misalignment between shareholder experience and executive payout under rTSR where total shareholder return is negative. As a result, effective for fiscal 2025, the Compensation Committee implemented a 100% cap on the rTSR metric for 3-year performance-based grants where TSR for the performance period is negative.
Consider ROIC and other metrics in executive compensation: Shareholders recommended we consider whether to include additional metrics in our executive compensation program, such as return on invested capital (ROIC).		• After committing to shareholders that it would continue to evaluate ROIC as a potential performance metric, the Compensation Committee revisited its analysis from last year's analysis of ROIC and supplemented its work with a more exacting analysis. Specifically, the Committee studied whether an ROIC metric would incentivize risk-taking in line with the Company's strategy. Following this analysis, the Compensation Committee declined to adopt an ROIC performance metric because of the potential to actually discourage such calculated risk-taking. • The Compensation Committee also studied the use of metrics based on cash flow and performance goals. The Committee determined that a cash flow metric would not motivate value creation in ways that differ from the existing metrics of revenue and operating margin. However, the Compensation Committee wished to further model and evaluate whether enterprise-wide performance goals would motivate value-creating behavior in new and distinct ways. Accordingly, the Committee opted to conduct a one-year "bench test." Performance goals will be set and measured throughout the year, but the results will not affect the fiscal year 2026 bonus. After observing the modeled implementation of this metric during fiscal year 2026, the Committee will reconsider whether to formally implement it in fiscal year 2027.
Targets for Three-Year Performance Grants: Shareholders asked how the Committee sets targets for three-year performance grants.		• The Company's three-year performance targets are developed in conjunction with the Company's annual operating plan. The annual plan is subjected to rigorous evaluation by the full Board and the Compensation Committee, and the three-year plan is derived from the Company's models of its five-year projections. For the past several years, the Company has worked closely with its banking partner to develop and refine its 3- and 5-year models. • The Company does not share financial targets for its goals for competitive reasons, though it provides transparency with respect to how the rTSR input is calculated as to the performance-vesting long term incentive program. Additionally, the Company will disclose the components of its "bench test" of Performance Goals in its 2026 Proxy.

Best Practices in Compensation Governance

Bio-Techne maintains a number of best practices with respect to compensation that we believe encourage actions that are in the long-term interests of our shareholders and the Company.

✓ **Pay for performance.** Approximately 90% of our CEO's target direct compensation, and 84% of target direct compensation (on average) for the other NEOs, was variable and at risk, with 50% of all equity compensation consisting of performance-based RSUs.

✓ **Emphasize long-term performance through equity grants.** Approximately 79% of our new CEO's target direct compensation (69% on average for our other NEOs) is equity-based, with multi-year vesting. Performance-based equity is measured over three years.

✓ **Challenging financial goals.** Financial goals for incentive plans are based on targets that are challenging but achievable.

✓ **Double-trigger vesting provisions.** Equity awards will not automatically vest following a change in control unless there is also a qualifying termination of employment.

✓ **Robust stock ownership requirements.** The CEO must own Bio-Techne shares valued at 6x his base salary and the other executive officers must hold shares valued at 3x their respective base salaries.

✓ **No hedging/no pledging.** Directors and executive officers may not hedge Company securities and, subject to limited exceptions, may not pledge Company securities as collateral for any loan.

✓ **Shareholder approval required to re-price outstanding equity awards.** Any re-pricing or exchange of equity awards would require shareholder approval.

✓ **Risk mitigation.** We annually review all incentive programs for material risk.

✓ **Use of independent consultants.** The Compensation Committee engages independent compensation and legal consultants.

✓ **No golden parachute tax gross-ups.** Our agreements with executive officers have never included golden parachute tax gross-ups.

✓ **Clawback for overpayments.** Our recoupment policy, which is applicable to current and former executive officers, requires recoupment of incentive-based compensation where a restatement indicates that an overpayment occurred.

Compensation Philosophy and Objectives

The Compensation Committee reviews and approves each executive's compensation annually and is responsible for ensuring that compensation for the executive officers is consistent with four objectives: attracting and retaining superior executive talent to drive sustainable value creation, providing incentives that reward the achievement of performance goals that correlate to sustainable shareholder value, aligning executives' incentives with long-term shareholder interests, and ensuring market competitiveness and internal equity. These compensation objectives inform the Compensation Committee's decisions about the appropriate level for each compensation component for each NEO. The Committee's philosophy is that executive compensation should be market-competitive and should emphasize at-risk cash bonus opportunities and equity compensation that promote the Company's performance goals.

Bio-Techne's business planning process, which is determined by the overall business environment, industry and competitive factors, and our goals and strategies, drives our annual operating plan. Our long-term financial, operational, and strategic objectives are derived from that process as well. The Compensation Committee refers to

these objectives to set performance goals for our incentive plans. This 2025 Proxy provides the annual incentive bonus plan targets set for fiscal year 2025, as well as the targets for the three-year performance-vesting grants that were set in fiscal year 2023.

We appreciate that some shareholders may have an interest in learning the specific forward-looking revenue and EBITA goals in the annual incentive bonus plan for fiscal year 2025, as well as the three-year targets for our performance-vesting grants measured from fiscal year 2025 through fiscal year 2027. While we firmly believe that limiting the disclosure of the details surrounding our short- and long-term revenue and EBITA targets enables us to maintain our competitive advantages, we will continue to evaluate our disclosure practices. We remain committed to providing our shareholders with the information they need to understand and assess our compensation program. To that end, we set the performance levels required to achieve a payout for each metric in line with estimates provided to all investors. We will continue to engage with shareholders on this topic and solicit feedback to inform future disclosure.

Our Process for Establishing Executive Compensation

Role of the Compensation Committee

The Compensation Committee establishes compensation programs for the Company's CEO and other NEOs and administers the Company's equity-based and performance-based compensation plans. Accordingly, the Compensation Committee is responsible for determining cash and equity incentives payable to executives. In addition, the Committee has the authority to grant restricted share units of Bio-Techne common stock and options to purchase Bio-Techne common stock to all participants under the Company's equity award plans and to determine all terms and conditions of such awards. The Compensation Committee annually assesses the base compensation and the potential variable compensation that the NEOs will be eligible to earn if they achieve the Company's financial targets.

Role of the Chief Executive Officer in Compensation Decisions

The CEO makes recommendations to the Compensation Committee regarding the base compensation and target incentive amounts for the executive officers who report to him. Such recommendations take into account internal pay equity, position within an internal compensation range, changes in responsibilities, compensation levels for similar positions in our industry and geographic location, and other factors the CEO considers important in establishing competitive compensation. The CEO's recommendations align with our view that executive salaries should reflect the competitive market for executive talent as well as the demonstrated sustained impact made by each individual executive, that executives' bonuses should be based on performance, and that long-term incentives should primarily be equity-based arrangements that are tied to long-term improvements in financial results and other factors that lead to appreciation in the Company's share price.

The Compensation Committee discusses the CEO's recommendations and may accept or adjust them based on its own assessment of Bio-Techne's strategic goals, executive responsibilities, and internal pay equity, and its independent review of local comparative data for all industries. No executive is present during the Compensation Committee's final discussion and determination of the type and amount of compensation to be paid. The CEO does not make any recommendations with respect to his own compensation.

Role of Consultant

The Compensation Committee has retained Aon Talent ("Aon") as its independent outside compensation consultant since 2013 because the Committee believes that working with an independent compensation consultant furthers the objectives of the Company's compensation program.

For fiscal year 2025, Aon provided the Compensation Committee with a peer group analysis and helped the Committee structure the compensation program for the CEO and other executive officers. Additionally, Aon provided analysis and benchmarking to support the Compensation Committee's review and response to shareholder concerns as detailed above throughout fiscal year 2025.

The Compensation Committee annually evaluates Aon's independence and performance under the applicable Nasdaq listing standards, and has sole authority to retain or replace its independent compensation consultants. In fiscal year 2025, the Compensation Committee determined that Aon continued to be independent.

Use of a Peer Group to Set Pay

The Compensation Committee refers to a comparative group of life sciences companies when evaluating executive compensation. It is not possible to compile a peer group of companies that directly compete with Bio-Techne, as competitors tend to be significantly larger or much smaller and have narrower product portfolios. However, the companies included in the comparative group operate in the same general industry, and the Compensation Committee believes such companies compete for a similar pool of executive talent. Furthermore, the peer companies are similar to Bio-Techne in terms of market capitalization and one or more of operating income, revenue, and headcount.

The Compensation Committee believes that using operating income, market capitalization, and headcount are beneficial because these metrics directly relate to the creation of shareholder value and provide a better measure of the Company's place in the market than revenue alone. This is especially true because Bio-Techne anticipates continued strong growth. Accordingly, the Compensation Committee strives to attract and retain executives with the skills to not only manage the Company as it exists today, but also to guide the Company as it continues to grow organically and through acquisitions in the future. For that reason, the Compensation Committee has determined that market capitalization should be the primary metric for identifying industry peers, but operating income, revenue, and headcount are instructive supplemental metrics.

Our compensation peer group serves as one data point when executive pay packages are set. Although peer data is useful as a reference, the Compensation Committee does not target any percentile within the peer group as a specific objective. Instead, compensation decisions are based on the full consideration of many factors, including individual and Company performance, market data, internal equity, experience, strategic needs, and individual responsibilities.

Before setting fiscal year 2025 compensation opportunities for the NEOs, the Compensation Committee, with the assistance of Aon, reviewed the peer group to ensure the constituents remained reasonable for pay and performance comparisons.

For compensation decisions for fiscal year 2025, our peer group consisted of the following companies:

- Align Technology, Inc.
- Alkermes plc
- Avantor, Inc.
- Bio-Rad Laboratories, Inc.
- EXACT Sciences Corporation
- Globus Medical, Inc.
- Haemonetics Corporation
- Insulet Corporation
- Integra LifeSciences Holdings Corp

- Masimo Corporation
- Natera, Inc.
- Penumbra, Inc.
- QIAGEN N.V.
- QuidelOrtho Corporation
- Repligen Corporation
- Revvity Inc.
- Teleflex Inc.
- Waters Corp.

**Peer Group Measures
(at the time the peer group was confirmed)**

Market capitalization
- peer median: $9.77 billion
- Bio-Techne's market capitalization: $11.51 billion
- Bio-Techne's position: 73rd percentile

Revenues
- peer median: $2.01 billion (trailing four quarters)
- Bio-Techne's revenues: $1.15 billion
- Bio-Techne's position: 14th percentile

EBITA
- peer median: $276.6 million (trailing four quarters)
- Bio-Techne's EBITA: $257.4 million
- Bio-Techne's position: 41st percentile

Annualized 3-Year TSR
- peer median: -11%
- Bio-Techne's annualized 3-Year TSR: -10%
- Bio-Techne's position: 52nd percentile

The 2025 Executive Compensation Program Design and Discussion

Our executive compensation program includes several elements that are tailored to reward specific aspects of Company and business-line performance that the Board believes are central to meeting key business objectives and delivering long-term shareholder value. In particular, we strive to align executive compensation with our key strategic objectives: the development of core products and impactful innovation, geographic expansion, commercial execution, operational excellence, continued growth through mergers and acquisitions and strategic collaborations, and talent retention and recruitment.

The Company's executive compensation program consists of base salaries, annual cash performance bonuses, long-term equity awards (both time-vesting and performance-vesting), and various benefits, including a Profit Sharing and Savings Plan in which all qualified Company employees participate. Mr. Kelderman's CEO compensation aligns with the design and structure of the compensation packages for the other NEOs, with a strong emphasis on at-risk compensation.

	Element	Form	2025 Metrics and Weighting	Alignment with Shareholder Value Creation
1	**Base Salary**	Cash Fixed		• Attracts and retains high-performing executives by providing market-competitive fixed pay
2	**Annual Cash Bonus Incentive (Short-Term Incentives)**	Cash Performance-Based	**50%** Organic Revenue **50%** Adjusted EBITA	• Drives Company-wide and segment performance • Focuses efforts on growing profitable revenue and earnings and achieving strategic business goals
3	**Long-Term Equity Awards (Performance-Based)**	Three-Year Performance-Based RSUs	**40%** Organic revenue **35%** Adjusted EBITA **25%** rTSR	• Encourages executives to be, and to think like, shareholders • Motivates executives to deliver sustained long-term growth to the business and to the Company's share price • Retains high-performing executives by providing a meaningful incentive to stay with the Company
4	**Long-Term Equity Awards (Time-Based)**	Time-Vesting Options & RSUs	**50%** Options (vesting in equal 1/4ths) **50%** RSUs (vesting in equal 1/3rds)	• Incentivizes strong performance and profitable growth • Retains high-performing executives by providing a meaningful incentive to stay with the Company

For fiscal year 2025, our NEOs had the target pay mix shown below.


2025 CEO TARGET PAY MIX
9.7% Base Salary
10.7% Bonus
19.9% Time-based Options
19.9% Time-Based RSUs
39.8% Performance-Based RSUs
90.3% Variable
2025 AVERAGE NEO TARGET PAY MIX
16% Base Salary
15% Bonus
17% Time-based Options
17% Time-Based RSUs
35% Performance-Based RSUs
84% Variable

Base Salary

Our executive compensation packages are heavily weighted to variable, at-risk pay. Base salary—the only fixed component of our executive officers' direct compensation—provides competitive pay to attract and retain our talented executives and serves as a baseline for our annual incentive. Annual salary decisions for each NEO are made after considering competitive data, the skills and experience the NEO brings to the Company, the length of time the NEO has been with the Company, and the sustained impact the NEO makes. Base salaries were adjusted in fiscal year 2025 to remain competitive with our peers and to reflect the executives' outstanding performance and operational execution.

Our NEOs received the following base salaries for fiscal year 2025:

Named Executive Officer	2024 ($)	2025 ($)	% Change
Kim Kelderman[1]	$ 759,511	$ 936,000	23%
James Hippel	695,167	723,000	4%
William Geist	551,200	573,200	4%
Matthew McManus[2]	253,846	572,000	125%
Shane Bohnen	344,760	431,000	25%

(1) Fiscal year 2024 includes actual base salary paid to Mr. Kelderman for the time before he became Chief Executive Officer. Base salary for the Chief Executive Officer position is $900,000, which was prorated for the portion of the year in which he was the Chief Executive Officer.

(2) Fiscal year 2024 is actual base salary paid to Mr. McManus, which has been prorated from $550,000.

Annual Cash Bonus Incentives

Executives are eligible to receive cash performance bonuses under the Company's Short-Term Incentive Plan based on the Company's achievement of predetermined, objective performance targets. These challenging targets are set each year to incentivize the executives to focus on strategically important goals that directly impact the Company's revenue and adjusted operating margin.

The Compensation Committee approves both the target bonus available for each NEO and the performance goals the NEOs must meet in order to earn a bonus incentive payout. NEOs may earn between zero and 200% of their target bonus opportunities based on achievement against the applicable performance goals.

The Compensation Committee retains the discretion to determine the bonus amounts and criteria for new participants and to adjust bonus amounts and criteria from time to time, including adjusting bonus payouts to reflect unexpected circumstances that were not taken into account when bonus targets were set. This discretion was not exercised in fiscal 2025.

Fiscal Year 2025 Target Bonus Opportunities

The Compensation Committee assigned a target bonus opportunity for each NEO, expressed as a percentage of base salary, as shown below.

Executive	2025 Base Salary ($)	Target Annual Incentive (as % of base salary)	Target Annual Incentive ($)
Kim Kelderman	$ 936,000	110%	$ 1,029,600
James Hippel	723,000	100%	723,000
William Geist	573,200	90%	515,880
Matthew McManus	572,000	90%	514,800
Shane Bohnen	431,000	70%	301,700

Fiscal Year 2025 Target Bonus Performance Metrics

For fiscal year 2025, the annual bonus plan for most of our NEOs was again based on consolidated adjusted EBITA results and consolidated organic revenue results for the Company. For those NEOs who lead our two reporting segments, half of their bonus was based on the adjusted EBITA and organic revenue results for their respective segments, while the other half was based on the overall enterprise results for these metrics. The Compensation Committee's enduring rationale for utilizing these metrics remains that they are the primary drivers of profitable growth and best aligned with both our long-term corporate strategy and shareholders' interests. Moreover, these are metrics over which each executive has significant influence, which ensures that pay is aligned with performance.

Fiscal year 2025 was a uniquely challenging year in which to set financial targets. Fiscal year 2024 saw growth of the Company at 1%, despite the overall contraction of many life sciences tools companies. When targets for fiscal year 2025 were set, global biopharma demand remained weak with negative growth in our fourth quarter, academic markets continue to weaken, and we observed constrained budgets (especially impacting capex). In addition, the Diagnostics and Spatial Biology Segment's adjusted operating income target would now include the performance of recent acquisition Lunaphore, resulting in a fiscal year 2025 target for operating income that was lower than the fiscal year 2024 target.

The Compensation Committee assigned the following weightings to the performance metrics for the NEOs' respective annual incentive opportunities.

Executive	Company-Wide Goals		Segment Goals	
	Organic Revenue*	Adjusted EBITA**	Organic Revenue*	Adjusted EBITA**
Kim Kelderman	50%	50%	–	–
James Hippel	50%	50%	–	–
William Geist	25%	25%	25%	25%
Matthew McManus	25%	25%	25%	25%
Shane Bohnen	50%	50%	–	–

* Targets for the Company's organic revenue for management's incentive plan exclude foreign currency impacts and acquisition-related revenues. Our externally reported organic revenue excludes all revenue prior to 12 months from the acquisition date.

** The Company's adjusted EBITA target for management's incentive plan excludes the impact of foreign currency translation; certain acquisitions and acquisition-related amortization, costs, and expenses; share-based compensation expense; non-recurring litigation expenses; and other unusual items in the discretion of the Compensation Committee. While these adjustments are closely aligned to our external operating results, there are some minor differences in our reported adjusted EBITA and the adjusted EBITA used for management's incentive plan.

The performance goals and range of possible payouts for each performance metrics for fiscal year 2025 is shown below.

Company-Wide Bonus Payout Targets

Performance Level	Company Revenue Goals		Company EBITA Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	1,106.8M	50%	343.8M	50%
Target	1,190.1M	100%	373.7M	100%
Maximum	1,250.0M	200%	403.6M	200%

Protein Sciences Segment Bonus Payout Targets

Performance Level	Protein Sciences Revenue Goals		Protein Sciences EBITA Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	781.3M	50%	324.5M	50%
Target	840.1M	100%	352.7M	100%
Maximum	882.1M	200%	380.9M	200%

Diagnostics & Spatial Biology Segment Bonus Payout Targets

Performance Level	Diagnostics & Spatial Biology Revenue Goals		Diagnostics & Spatial Biology EBITA Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	325.5M	50%	26.8M	50%
Target	350.0M	100%	29.2M	100%
Maximum	367.6M	200%	31.5M	200%

The payout percentage for each executive was calculated as shown below.



CEO, CFO, and GC Payout

[Company Revenue X 50% + Company EBITA X 50%] X Target Bonus Opportunity = Bonus Payout

Segment Presidents Payout

[Segment Revenue X 25% + Segment EBITA X 25% + Company Revenue X 25% + Company EBITA X 25%] X Target Bonus Opportunity = Bonus Payout

Fiscal Year 2025 Annual Cash Bonus Achievement

The Company achieved strong revenue and EBITA results in fiscal year 2025, with better growth and profitability than most in the life science tools industry. This strong performance, which exceeded our enterprise-wide targets in revenue and EBITA, led to fiscal year 2025's annual bonus achievement results. The table below illustrates achievement against annual bonus targets for the Company and for our two reporting segments.

Metric	Threshold	Target	Max	% of Target
Company Revenue Goals	$1,106.8M	$1,190.1M	$1,250.0M — Actual: $1,210.1M	102%
Company EBITA Goals	$343.8M	$373.7M	$403.6M — Actual: $380.5M	102%
Protein Sciences Revenue Goals	$781.3M	$840.1M	$882.1M — Actual: $865.2M	103%
Protein Sciences EBITA Goals	$324.5M	$352.7M	$380.9M — Actual: $370.9M	105%
Diagnostics & Spatial Biology Revenue Goals	$325.5M	$350.0M	$367.6M — Actual: $344.9M	99%
Diagnostics & Spatial Biology EBITA Goals	$26.8M	$29.2M	$31.5M — Actual: $23.5M	81%

Based on the results shown above, payouts under the Short-Term Incentive Plan for fiscal year 2025 for our NEOs were as follows:

Executive	Annual Salary* ($)	% Eligible	Target Annual Incentives ($)	Bonus Blend %	2025 Bonus Paid ($)	As a % of Target
Kim Kelderman	$ 936,000	110%	$ 1,029,600	128.1%	$ 1,318,917	128.1%
James Hippel	723,000	100%	723,000	128.1%	926,163	128.1%
William Geist	573,200	90%	515,880	145.0%	748,026	145.0%
Matthew McManus	572,000	90%	514,800	86.4%	444,787	86.4%
Shane Bohnen	431,000	70%	301,700	128.1%	386,478	128.1%

* Reflects actual salary paid in fiscal year 2025

Cash bonus performance results for the NEOs are reflected in the 2025 Summary Compensation Table. For a comprehensive discussion of our financial results, please refer to our Annual Report on Form 10-K for fiscal year 2025.

Long-Term Incentive Compensation Awarded in Fiscal Year 2025

Long-term incentive compensation is a critical component of our executive compensation program because it aligns our executives' financial interests with sustained shareholder value creation and long-term Company financial results. Long-term incentive compensation also functions as an important retention tool and helps us position our NEOs' total pay within range of the competitive median of our compensation peer group.

We utilize both performance-based and time-based equity awards. Our performance-based equity awards comprise 50% of each NEO's target equity grant, and vest upon the achievement of specified business goals and relative TSR performance. Our Compensation Committee believes that a 50/50 mix of performance-based and time-based awards appropriately balances the incentives of achieving business, operational, and share price goals with continued service and retention. These equity incentives are a critical component of our executive compensation philosophy that emphasizes pay that rewards performance.

Target Grants

The following table sets forth the target value of the long-term incentive awards granted to our NEOs in fiscal year 2025. Additional detail with respect to each award granted is provided below.

Executive	Stock Options* Time-based ($)	Restricted Stock Units Time-based ($)	Restricted Stock Units Performance-based ($)
Kim Kelderman	$ 1,932,848	$ 1,919,943	$ 4,287,998
James Hippel	907,273	3,509,529	2,012,782
William Geist	593,448	589,467	1,316,518
Matthew McManus	596,695	592,688	1,323,760
Shane Bohnen	377,496	374,999	837,494

* Amounts shown above represent the total grant date fair value of equity-based compensation, and for the performance-based grants, assumes target. The fair value of equity awards is determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements for fiscal year 2025, included in the Company's Annual Report on Form 10-K.

Time-Based Equity Grants (Stock Options and Restricted Stock Units)

The Company's time-based equity consists of stock option grants and restricted stock unit grants. The Company's time-vesting stock option grants generally vest 25% on each of the first four anniversaries of the grant date and, effective for fiscal year 2025, have a ten-year term (rather than the previous seven-year term). The Company's time-vesting restricted stock unit grants generally vest 33% on each of the first three anniversaries of the grant date.

The Compensation Committee determines the appropriate stock option and restricted stock award values by considering how the value of equity awards will impact each

NEO's total direct compensation, as well as the balance between annual and long-term compensation and fixed and at-risk compensation, the Company's strategic and operational objectives, the responsibilities and performance of the NEOs, internal equity, the grants made by companies in our compensation peer group, and other factors the Committee deems relevant. These equity vehicles motivate strong performance and pursuit of shareholder value, as stock options have value only if the market price of the Company's stock appreciates from the grant date to the exercise date, and the value of restricted stock units depends on the market price of the Company's stock.

RSU Grant to James Hippel

On October 30, the Compensation Committee granted James Hippel a one-time restricted stock unit award of 34,634 shares in consideration for options that were inadvertently forfeited due to a stock plan administrative error in recording the expiration date. The restricted stock unit award will vest in equal installments on the first three anniversaries of the grant date, subject to the terms of the Equity Incentive Plan and the underlying award agreement.

Performance-Vesting RSUs

Under the Long-Term Incentive Plan for fiscal year 2025, the Committee approved grants of restricted stock units to all executives. Performance-Vesting RSUs comprise 50% of equity compensation, and are designed to drive sustainable, profitable growth. These grants have a three-year cliff vesting schedule and therefore vest

following the Company's 2027 fiscal year if the Company achieves threshold, target or maximum consolidated adjusted EBITA and consolidated organic revenue goals for fiscal year 2028. These targets promote long-term achievement of the Company's strategic objectives.

- Company-Wide Organic Revenue. Revenue growth is the best long-term driver of consistent cash generation. It determines 40% of the awards for our NEOs.

- Company-Wide Adjusted EBITA. EBITA is an important driver of share price valuation and shareholder expectations. It determines 35% of the awards for our NEOs.

- Relative Total Shareholder Return. rTSR aligns executive compensation with shareholder experience to motivate focus on driving shareholder value, and reward outperformance relative to peers. rTSR determines 25% of the awards for our NEOs.

The following table sets forth the threshold, target, and maximum potential amounts that will vest for our NEOs at the end of fiscal year 2027 under the performance-vested equity for fiscal year 2025:

	Restricted Stock Units		
Executive	**Threshold ($)**	**Target ($)**	**Maximum ($)**
Kim Kelderman	$ 2,143,999	$ 4,287,998	$ 6,431,997
James Hippel	1,006,391	2,012,782	3,019,173
William Geist	658,259	1,316,518	1,974,777
Matthew McManus	661,880	1,323,760	1,985,639
Shane Bohnen	418,747	837,494	1,256,241

Awards will vest on a linear scale depending on the level of performance between threshold and maximum levels. Adjusted EBITA and organic revenue exclude the impact of foreign currency translation, acquisitions and acquisition-related amortization, costs and expenses, non-recurring litigation expenses and other unusual items.

Selection of Performance Metrics for Long-Term Incentive Awards

The performance metrics for the performance-vesting RSUs are as follows:

Metric	Weight	Purpose
Consolidated organic revenue	40%	continued revenue growth is the best long-term driver of consistent cash generation
Adjusted EBITA	35%	EBITA is an important driver of share price valuation and shareholder expectations
Relative total shareholder return	25%	a shareholder return metric aligns executive compensation directly with our shareholders' experience, ensuring that executives focus on creating long-term shareholder value, and also accounts for differences in industry-specific market conditions

The design of the relative total shareholder return metric is described below. For competitive reasons, we do not disclose the performance goals for adjusted EBITA and consolidated organic revenue in advance.

We believe that our success in driving shareholder value has been attributable to our dual focus on present-day execution and success with a sustainable platform for future profitable growth. The Compensation Committee believes that organic revenue and adjusted EBITA constitute the most direct and compelling measures of both current and future profitable growth. These measures are included as performance

metrics in both our annual bonus plan and our long-term equity awards because the Compensation Committee expects these measures to motivate decision-making to increase shareholder value over a one-year period and also over a three-year period and beyond.

The Compensation Committee implemented the rTSR measure for long-term incentives in fiscal 2023 to respond to shareholder feedback. The rTSR measure has continued to evolve for fiscal 2025, but the overall weighting of the performance metrics has remained unchanged.

Bio-Techne's rTSR Measure for Performance-Based Long-Term Incentive Awards

In June 2023, following extensive engagement with investors regarding the design of our short- and long-term incentive plans, as well as a comprehensive evaluation, analysis, and benchmarking over the span of several committee meetings, the Compensation Committee approved the addition of an rTSR measure for three-year performance-based LTI.

The Compensation Committee's rationale for this addition was anchored on three key themes: aligning executive compensation with shareholder experience; differentiating short- and long-term compensation measures; and aligning executive LTI compensation with industry best practice. The Committee relied on analysis and recommendations from its compensation consultant in setting the design for this measure, including weighting, comparators, payout curve, and performance period changes to comparators.

To construct the rTSR comparator group, we started with companies whose business is primarily in life sciences, diagnostics, or medical technology. From that threshold, we identified companies that, in the aggregate, had an average enterprise value divided by EBITDA on a trailing 12-month (TTM) and fiscal year one (FY1) basis that was approximately in line with Bio-Techne's TTM and FY1 12-month average. Additionally, we focused on companies with a similar acquisitive profile, and also closely scrutinized the companies in our compensation peer group to determine if they should be included in the peer group for rTSR. The rTSR comparator group for the fiscal 2025 grants is shown below.

rTSR Comparators for Fiscal Year 2025		Comparator Criteria
Abcam PLC	Intuitive Surgical Inc.	Primarily in life sciences, diagnostics, or medical technology
Align Technology Inc.*	Masimo Corp.*	
Avantor, Inc.*	Mettler-Toledo Int'l Inc.	
Bio-Rad Laboratories, Inc.*	Insult Corp.	Avg. enterprise value divided by EBITDA on trailing 12-month and fiscal year-one basis in line with Bio-Techne's TTM and FY-1 12-month average
DexCom, Inc.	Qiagen N.V.*	
Globus Medical Inc.*	Repligen Corp.*	
Haemonetics Corp.*	Revvity, Inc.*	
Integra Life Sciences*	ResMed Inc.	Similarly situated acquisitive profile
IDEXX Laboratories, Inc.	West Pharmaceutical Services Inc.	
Illumina Inc.		

*   Comparator also included in Executive Compensation Peer Group

The Compensation Committee implemented a payout curve that is generally in line with industry practice, but features a more challenging threshold. Specifically, the Committee established a threshold of 35% to achieve a 50% payout. In contrast, the median comparator set only a 25% threshold for a 50% payout. Effective for the fiscal year 2025 three-year performance-vesting grants, the Committee also added a payout cap of 100% in the event TSR is negative. As a result, regardless of how well Bio-Techne performs in comparison to the TSR peer group, if the Company's TSR for the measurement period is negative, the NEOs' payouts will be capped. The graph below shows the payout curve for the fiscal year 2025 grants.



PERFORMANCE SHARE VESTING MATRIX

The calculation of Total Shareholder Return for both the beginning and ending stock price is based on the five-day average closing stock price ending on the first and last day of the performance period. For this purpose, share prices are adjusted to reflect dividends. The Compensation

Committee believes using a five-day average avoids the inherent volatility of a one-day measurement period.

The Compensation Committee reviews all aspects of the rTSR metric on an annual basis.

Results of Performance-Vesting Grants for Fiscal Year 2025

The three-year performance-vesting equity awards granted as part of fiscal year 2023 executive compensation were scheduled to vest in August 2025, after the conclusion of the three-year performance period. As shown below, based on the Company's performance relative to the performance goals set in the first quarter of 2023, the long-term incentive awards did not vest for any of the NEOs, resulting in a 0% payout.



Metric	Threshold	Target	Max	% of Target Payout
Adjusted Revenue for FY 2025*	Actual: $1,186.6M / $1,447.4M	$1,523.6M	$1,599.8M	0%
Adjusted EBITA for FY 2025*	Actual: $401.3M / $555.3M	$584.5M	$613.7M	0%

* These amounts exclude the impact of actual foreign currency translation compared to our plan; certain acquisitions and acquisition-related amortization, costs, and expenses; non-recurring litigation expenses; share-based compensation expense; and other unusual items. For a comprehensive discussion of our financial results, please refer to our Annual Report on Form 10-K for the fiscal year that ended June 30, 2025. See Appendix A.

The fiscal year 2023 grants did not include an rTSR metric, as the rTSR metric was implemented effective in fiscal year 2024.

Compensation Policies and Practices

Insider Trading and Anti-Hedging/Anti-Pledging

Bio-Techne's Insider Trading Policy applies to all Company employees and directors, and addresses acceptable and responsible practices concerning the trading of Bio-Techne securities. Under the Insider Trading Policy, employees and directors are prohibited from any of the following:

- Tipping nonpublic information of any kind, whether material or not
- Purchasing or selling puts or calls
- Engaging in hedging transactions involving Bio-Techne securities, such as equity swaps, collars, or prepaid variable forwards

- Holding securities in a margin account
- Pledging securities as collateral, except where the individual can clearly demonstrate the ability to repay without resorting to pledged securities, and only with prior approval from the General Counsel

The Insider Trading Policy imposes additional requirements and restrictions on officers and directors, including a prohibition on short swing trading and stricter compliance relating to 10b5-1 plans.

Clawback Provisions

Our compensation recoupment policy, most recently updated in fiscal 2023, applies to current and former NEOs, and covers any situation where, following an accounting restatement of any kind, the Company determines that an overpayment of incentive-based compensation occurred. The recoupment policy does not require misconduct or negligence to have occurred, but rather requires clawback

from all NEOs determined to have been overpaid following the restatement, except under limited circumstances where recovery would be impracticable. All of the covered executives and former executives have formally acknowledged the policy, and all of our equity agreements specifically allow for recoupment. This policy complies with SEC and Nasdaq requirements.

Executive Stock Ownership Guidelines

All of the NEOs are subject to stock ownership guidelines, which are expressed as a multiple of base salary, as shown below.

Named Executive Officer	Applicable Multiple
President and CEO	6x base salary
Other executive officers	3x base salary

Stock that counts towards the guidelines includes directly owned or beneficially owned stock plus the value of restricted stock or restricted stock units that are issued and outstanding, whether or not vested. NEOs must meet the applicable guideline within five years of becoming an NEO, and must remain in compliance at all times thereafter. Mr. Kelderman, Mr. Geist, Dr. McManus, and Mr. Bohnen do not currently meet the guidelines, but each has at least two more years to reach the required ownership level. Failure to meet stock ownership guidelines for reasons other than decline in stock price may result in limitations on trading activity or other reasonable controls designed to bring the NEO into compliance, as determined by the Board.

Accounting and Tax Treatment

The Company accounts for equity-based compensation paid to employees under FASB ASC Topic 718, which requires us to estimate and record an expense over the service period of an option award. Thus, we may record an expense in one year for awards granted in earlier years. Accounting rules also require cash compensation to be recorded as an expense at the time the obligation is incurred.

While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Committee retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible for tax purposes.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences of its decisions, including the impact of expenses being recognized in connection with equity-based awards, in determining the size and form of different equity-based awards.

Policies and Practices Related to the Timing of Grants of Certain Equity Awards

The Compensation Committee and senior management monitor the Company's equity grant practices to evaluate whether such policies comply with governing regulations and are consistent with good corporate practices. All annual equity grants are issued effective August 15. When making regular annual equity grants, the Compensation Committee's practice is to approve them at its meeting in the first quarter each year as part of the annual compensation review and after results for the preceding fiscal year become available. The proximity of any awards to other significant corporate events is coincidental. In addition, the Compensation Committee may make grants at any time during the year it deems appropriate, including with respect to new hires or transitions. The Company does not schedule its equity grants in anticipation of the release of material non-public information ("MNPI") nor does the Company time the release of MNPI based on equity grant dates.

During fiscal 2025, no stock option grants were made to any of our NEOs during any period beginning four business days before the filing or furnishing of a periodic report or current report and ending one business day after the filing or furnishing of any such report with the SEC.

Compensation-Related Risk

The Compensation Committee conducts annually a risk assessment of the Company's executive compensation program. In conjunction with its thorough review of the Company's executive compensation philosophy, the Committee employed its compensation consultant Aon to provide an independent evaluation of whether any elements of the program could encourage excessive risk-taking or pose a material risk to the Company. The independent review included an analysis of the Company's short- and long-term compensation programs covering key program details, performance factors for each program, target award ranges, funding levels, and plan administrative oversight and control requirements. Key program elements assessed relating to potential compensation risks were pay mix, performance metrics, performance goals and payout curves, severance packages, equity incentives, stock ownership requirements, and trading policies.

The results of this analysis were shared with the Compensation Committee, and supported the Committee's conclusion that Bio-Techne's compensation policies and practices do not promote excessive risk-taking behavior, and are not reasonably likely to have a material adverse effect on the Company. Below is a more detailed overview of the components of the assessment.

Pay Mix: Fixed vs. Variable Compensation

Bio-Techne's executive compensation program is substantially weighted toward variable compensation, with the CEO's target pay mix at 90% variable, and the average for other Named Executive Officers (NEOs) at 84% variable. As this structure emphasizes performance-based pay, the Committee noted that the performance metrics used – company-wide financial goals and stock price-based measures – effectively mitigated the risk of excessive risk-taking. The fixed base salary component provides stability and reflects each executive's role and experience, while the variable components are designed to reward sustainable performance aligned with shareholder interests.

Incentive Mix: Short-Term vs. Long-Term Compensation

The program places a strong emphasis on long-term incentives, with a strong emphasis of compensation allocated to long-term compensation. This structure discourages short-term decision-making and promotes alignment with long-term strategic goals. Long-term incentives include time-based stock options, time-based restricted stock units (RSUs), and performance-vested RSUs, each with multi-year vesting schedules. This balance ensures that executives are incentivized to focus on sustained value creation rather than short-term financial outcomes.

Vehicle Mix: Equity Types

Bio-Techne's long-term incentive program includes a diversified mix of equity vehicles: 25% time-based stock options, 25% time-based RSUs, and 50% three-year performance-vested RSUs. This blend supports both retention and performance alignment. Time-based options and RSUs provide value even during periods of market volatility, helping retain key talent. Performance-vested RSUs are tied to rigorous financial and market-based metrics, reinforcing accountability and long-term shareholder value creation. This mix does not encourage undue focus on any single metric or short-term stock price movements.

Performance Metrics

While the performance metrics used in Bio-Techne's incentive plans are generally sound and difficult to manipulate, the Committee acknowledged the overlap between short-term and long-term incentive metrics. The risk is mitigated by the use of different performance periods and the inclusion of relative rTSR in the long-term incentive plan. Further, the Compensation Committee underscored its plans to continue to monitor this area, including a willingness to further diversify vehicles used in future program designs. On this point, the Committee implemented a one-year "bench test" of a new enterprise performance goals metric for fiscal year 2026 strictly for evaluation purposes, and which may be implemented for fiscal year 2027.

Risk Mitigating Features

Finally, the Compensation Committee noted that Bio-Techne maintains several best-practice governance policies that further mitigate compensation-related risk, including stock ownership guidelines for senior executives, an insider trading policy that restricts margin and hedging transactions, a clawback policy compliant with Dodd-Frank and Nasdaq requirements, and caps on incentive payouts.

Accordingly, the Committee concluded that the design and operation of Bio-Techne's executive compensation program appropriately balances risk and reward, aligns with shareholder interests, and supports the Company's long-term strategic objectives.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors is responsible for reviewing and approving total compensation programs and levels for the Company's executive officers, including the NEOs. The Committee's responsibilities are specified in the Compensation Committee Charter.

Julie Bushman (Chair)
Robert Baumgartner
Joseph Keegan
Rupert Vessey

Members of the Compensation Committee

The Compensation Committee reviewed the Compensation Discussion and Analysis above with management. Based on that review, the Committee approved the inclusion of the Compensation Discussion and Analysis in the Company's Proxy Statement for the 2025 Annual Shareholder Meeting.

Additional Compensation Disclosures

2025 Summary Compensation Table

The NEOs received compensation for the fiscal years ended June 30, 2025, 2024, and 2023 as set forth in the chart below.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation ($)	Total ($)
Kim Kelderman President and CEO	2025	$ 936,000	–	$ 3,929,942[5]	$ 1,932,848[6]	$ 1,318,917	$ 33,473[7]	$ 8,151,181
	2024	759,511[4]	–	1,935,433[5]	3,858,418[6]	285,394	13,739	6,852,495
	2023	589,890[4]	–	440,085[5]	1,319,921[6]	246,717	9,099	2,605,711
James Hippel Executive Vice President and CFO	2025	723,000	–	4,453,020[8]	907,273[9]	926,163	17,926[10]	7,027,382
	2024	695,167	–	2,112,272[8]	2,165,618[9]	218,978	10,597	5,202,632
	2023	668,430	–	687,601[8]	2,062,485[9]	13,520	9,834	3,441,870
William Geist President, Protein Sciences	2025	573,200	–	1,206,585[11]	593,448[12]	748,026	18,040[10]	3,139,299
	2024	551,200	–	1,519,768[11]	1,417,508[12]	144,855	13,887	3,647,219
	2023	530,000	–	449,915[11]	1,350,043[12]	–	3,669	2,333,628
Matthew McManus President, Diagnostics and Spatial Biology	2025	572,000	–	1,213,200[13]	596,695[14]	444,787	19,937[10]	2,846,619
	2024	253,846[15]	–	1,081,995[13]	527,793[14]	124,027	6,980	1,994,642
	2023	–	–	–	–	–	–	–
Shane Bohnen Senior Vice President and General Counsel	2025	431,000	–	767,575[16]	377,496[17]	386,478	18,183[10]	1,980,732
	2024	344,760	–	262,517[16]	762,509[17]	76,020	9,988	1,455,793
	2023	331,500[18]	–	499,945[16]	190,699[17]	22,100[19]	–	1,044,244

(1)   Includes amounts deferred under the Company's Profit Sharing and Savings Plan, a qualified deferred compensation plan under Section 401(10) of the Internal Revenue Code.

(2)   Amounts shown above represent the total grant date fair value of equity-based compensation based on the estimated probable outcome of the performance based-objectives applicable to such awards on the grant date and excluding the effect of estimated forfeitures. The fair value of equity awards is determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements for fiscal year 2025, included in the Company's Annual Report on Form 10-K.

(3)   Represents cash bonuses earned under the Company's incentive plans in effect for the applicable year, which are determined and paid in the subsequent fiscal year. Also includes cash performance unit payments vested for the applicable year based on actual performance achieved under the respective year's performance-based award.

(4)   For 2024, includes base salary for the time from before Mr. Kelderman became Chief Executive Officer. The annualized amount for 2024 as Chief Executive Officer is $900,000. During his time as Chief Operating Officer, his annualized salary was $750,000. For 2023, includes base salary for the time Mr. Kelderman was President of the Diagnostics and Spatial Biology segment.

(5)   For 2025, includes 25,630 shares of time-vested restricted stock units granted on August 15, 2024, as well as one performance-vested award, which was granted August 15, 2024. The value of the 2025 performance-based awards at grant date for the August 15, 2024 grant, assuming that the highest level of performance conditions will be achieved, is $6,431,997. For 2024, includes 14,196 shares of time-vested restricted stock granted on November 1, 2023 upon the commencement of his appointment to Chief Executive Officer, as well as two performance-vested awards, one of which was granted August 15, 2023 prior to Mr. Kelderman's Chief Executive Officer appointment and one of which was granted on February 1, 2024 upon his appointment to Chief Executive Officer. The value of the 2024 performance-based awards at grant date for the August 15, 2023 grant, assuming that the highest level of performance conditions will be achieved, is $693,041. The value of the 2024 performance-based awards at grant date for the February 1, 2024 grant, assuming that the highest level of performance conditions will be achieved, is $645,852. As the performance-based award granted on February 1, 2024 was prorated based on Mr. Kelderman's employment agreement as Chief Executive Officer, the value of the annualized performance-based award assuming the highest level of performance conditions will be achieved, would have been $1,550,000. For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $660,128.

(6)   For 2025, represents one time-vested option, which was granted on August 15, 2024. The time-vested option grant was to purchase 69,061 shares of Common Stock. For 2024, includes three time-vested awards and two performance-based awards. For the time-vested awards, one of which was granted August 15, 2023 prior to Mr. Kelderman's Chief Executive Officer appointment, one of which was granted November 1, 2023 upon the commencement of his appointment to Chief Executive Officer, and one of which was granted on February 1, 2024 upon his appointment to Chief Executive Officer. The time-vested option grants on August 15, 2023 were to purchase 29,391 shares of Common Stock. The time-vested option grants on November 1, 2023 were to purchase 38,252 shares of Common Stock. The time-vested option grants on February 1, 2024 were to purchase 51,890 shares of Common Stock. As the time-vested options granted on February 1, 2024 were prorated based on Mr. Kelderman's employment agreement as Chief Executive Officer, 124,534 shares of Common Stock would have been granted. For the two performance-based awards, the value of the performance-based award granted on August 15, 2023, assuming the highest level of performance conditions will be achieved, is $692,998. The value of the performance-based award granted on February 1, 2024, assuming the highest level of performance conditions will be achieved, is $645,843. As the performance-based award granted on February 1, 2024 was prorated based on Mr. Kelderman's employment agreement as Chief Executive Officer, the value of the annualized performance-based award assuming the highest level of performance conditions will be achieved would have been $1,550,000. For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 28,940 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $659,940.

(7) For 2025, includes $12,113 for 401(k) match, $16,890 for household security system, and $3,407 in dividends paid on unvested restricted stock, which amount was not factored into the grant date fair value of such awards.

(8) For 2025, includes time-vested restricted stock units, one of which was granted on August 15, 2024, and one which was granted on November 1, 2024 and one performance-based award granted on August 15, 2024. The August 15, 2024 grant represents 12,031 shares of time-vested restricted stock units. The value of the 2025 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $3,019,782. The November 1, 2024 grant represents 34,634 shares of time-vested restricted stock units. For 2024, includes one performance-based award granted on August 15, 2023 and one time-based award, granted on November 1, 2023. The value of the 2024 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $1,082,839. The November 1, 2023 grant represents 26,318 shares of time-vested restricted stock units. For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $1,031,402.

(9) For 2025, represents one time-vested option, which was granted on August 15, 2024. The time-vested option grant was to purchase 32,417 shares of Common Stock. For 2024, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2023. The time-vested option grant was to purchase 45,923 shares of Common Stock. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $1,082,804. For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 45,220 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $1,031,263.

(10) Includes 401(k) match and 2,990 for household security system.

(11) For 2025, includes 7,869 shares of time-vested restricted stock units granted on August 15, 2024, as well as one performance-vested award, which was granted August 15, 2024. The value of the 2025 performance-based awards at grant date for the August 15, 2024 grant, assuming that the highest level of performance conditions will be achieved, is $1,974,777. For 2024, includes one performance-based award granted on August 15, 2023 and one time-based award, granted on November 1, 2023. The value of the 2024 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $708,778. The November 1, 2023 grant represents 19,823 shares of time-vested restricted stock units. For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $674,873.

(12) For 2025, represents one time-vested option, which was granted on August 15, 2024. The time-vested option grant was to purchase 21,204 shares of Common Stock. For 2024, includes one time-vested option and on performance-vested option, both of which were granted on August 15, 2023. The time-vested option grant was to purchase 30,059 shares of Common Stock. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $708,749. For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 29,600 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $675,022.

(13) For 2025, includes 7,912 shares of time-vested restricted stock units granted on August 15, 2024, as well as one performance-vested award, which was granted August 15, 2024. The value of the 2025 performance-based awards at grant date for the August 15, 2024 grant, assuming that the highest level of performance conditions will be achieved, is $1,985,639. For 2024, includes one time-based award and one performance-based award, both of which were granted on February 1, 2024. The time-based award represents 13,861 shares time-vested restricted stock units. Based on Mr. McManus' employment agreement, the time-vested restricted stock units are not annualized. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $197,944. As this amount was prorated based on Mr. McManus' employment agreement for service during the partial fiscal year, the value of the fiscal year 2024 performance-based award, assuming the highest level of performance conditions will be achieved, would have been $475,000.

(14) For 2025, represents one time-vested option, which was granted on August 15, 2024. The time-vested option grant was to purchase 21,320 shares of Common Stock. For 2024, includes one time-vested option award and one performance-vested option, both of which were granted on February 1, 2024. The time-vested option grant was to purchase 15,902 shares of Common Stock. If Mr. McManus had been employed with the Company for the full fiscal year, 38,164 shares of Common Stock would have been granted. The value of the 2024 performance-vested option grant at the grant date, assuming the highest level of performance conditions will be achieved, is $197,922. As this amount was prorated based on Mr. McManus' employment agreement for service during the partial fiscal year, the value of the 2024 performance-based award, assuming the highest level of performance conditions will be achieved, would have been $475,000.

(15) For 2024, represents base salary prorated for actual employment from Mr. McManus' hire date through the end of the fiscal year. The annualized amount for 2024 is $550,000.

(16) For 2025, includes 5,006 shares of time-vested restricted stock units granted on August 15, 2024, as well as one performance-vested award, which was granted August 15, 2024. The value of the 2025 performance-based awards at grant date for the August 15, 2024 grant, assuming that the highest level of performance conditions will be achieved, is $1,256,241. For 2024, includes one time-based award and one performance-based award, both of which were granted on August 15, 2023. The time-based award represents 148 shares of time-vested restricted stock units. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $374,992. For 2023, represents 6,778 shares of time-vested restricted stock units granted April 3, 2023.

(17) For 2025, represents one time-vested option, which was granted on August 15, 2024. The time-vested option grant was to purchase 13,488 shares of Common Stock. For 2024, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2023. The time-vested option grant was to purchase 16,302 of Common Stock. The value of the 2024 performance-vested option at the grant date, assuming the highest level of performance conditions will be achieved, is $374,998. For 2023, includes two time-vested options, one of which was granted August 15, 2022 prior to Mr. Bohnen's officer appointment and one of which was granted on April 3, 2023, upon his appointment to officer. The time-vested option granted on August 15, 2022, was to purchase 3,508 shares of Common Stock. The time-vested option granted on April 3, 202,3 was to purchase 3,928 shares of Common Stock.

(18) Includes salary from before Mr. Bohnen was appointed an officer on March 3, 2023.

(19) Represents a pro-rated cash bonus of $22,100 earned under the Company's short-term incentive plan in effect for the applicable year for Mr. Bohnen's time before he became a Section 16 officer. There was no bonus received for the portion of the year Mr. Bohnen was a Section 16 officer.

2025 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the named executive officers granted in fiscal year 2025.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Restricted Stock Units: Number of Shares[3] (#)	All Other Options Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards (per share) ($)	Grant Date Fair Value of Stock and Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kim Kelderman		$ 257,400	$ 1,029,600	$ 2,059,200	–	–	–	–	–	–	–
	8/15/2024	–	–	–	–	–	–	–	69,061	74.91	1,932,848
	8/15/2024	–	–	–	–	–	–	25,630	–	–	1,919,943
	8/15/2024	–	–	–	28,621	57,242	85,863	–	–	–	4,287,998
James Hippel		$ 180,750	$ 723,000	$ 1,446,000	–	–	–	–	–	–	–
	8/15/2024	–	–	–	–	–	–	–	32,417	74.91	907,273
	8/15/2024	–	–	–	–	–	–	12,031	–	–	901,242
	8/15/2024	–	–	–	13,435	26,869	40,304	–	–	–	2,012,782
	11/1/2024	–	–	–	–	–	–	34,634	–	–	2,608,287
William Geist		$ 64,485	$ 515,880	$ 1,031,760	–	–	–	–	–	–	–
	8/15/2024	–	–	–	–	–	–	–	21,204	74.91	593,448
	8/15/2024	–	–	–	–	–	–	7,869	–	–	589,467
	8/15/2024	–	–	–	8,787	17,575	26,362	–	–	–	1,316,518
Matthew McManus		$ 64,350	$ 514,800	$ 1,029,600	–	–	–	–	–	–	–
	8/15/2024	–	–	–	–	–	–	–	21,320	74.91	596,695
	8/15/2024	–	–	–	–	–	–	7,912	–	–	592,688
	8/15/2024	–	–	–	8,836	17,671	26,507	–	–	–	1,323,760
Shane Bohnen		$ 75,425	$ 301,700	$ 603,400	–	–	–	–	–	–	–
	8/15/2024	–	–	–	–	–	–	–	13,488	74.91	377,496
	8/15/2024	–	–	–	–	–	–	5,006	–	–	374,999
	8/15/2024	–	–	–	5,590	11,180	16,770	–	–	–	837,494

(1) Row 1 for each NEO represents cash bonuses that could have been earned under the Company's Management Incentive Plan for fiscal year 2025 and would have been paid in fiscal year 2026.

(2) Represents the number of performance-based equity awards granted to the participant NEOs during the fiscal year under the Equity Plan. For each NEO, Row 4 represents performance-based restricted stock units, which awards vest following the Company's 2027 fiscal year if the Company achieves threshold, target or maximum consolidated adjusted EBITA and adjusted revenue growth goals in fiscal year 2027.

(3) Rows 3 and 5 represents time-vested restricted stock units granted for the fiscal year under the Company's Equity Plan. The risk of forfeiture for the awards lapses annually in pro-rata increments over a period of three years, beginning on the first anniversary of the grant date.

(4) Row 2 for each NEO represents the number of time-based stock options granted to the participant during the fiscal year under the Company's Long-Term Incentive Plan. Such awards vest annually in pro-rata increments over a period of four years from the grant date.

(5) The fair value of the equity awards is determined pursuant to FASB ASC Topic 718, based on the probable outcome of the performance conditions at the grant date, and excluding the effect of estimated forfeitures. Assumptions used in the calculation of the fair value of the equity awards are described in Note 10 to the Company's audited financial statements for fiscal year 2025, included in the Company's Annual Report on Form 10-K.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding stock options, restricted stock units, and restricted stock held by the NEOs on June 30, 2025.

Name	Tickmark	Grant Date	Option Awards — Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Tickmark	Stock Awards — Number of Shares of Stock that have not Vested (#)	Market Value of Shares of Stock that have not Vested ($)	Number of Unearned Shares Units or Other Rights that have not Vested (#)	Market Value of Unearned Shares that have not Vested ($)
Kim Kelderman	(1)	8/8/2018	36,132	–	–	44.33	8/8/2025					
	(2)	8/8/2018	48,176	–	–	44.33	8/8/2025					
	(3)	8/7/2019	61,692	–	–	47.60	8/7/2026					
	(4)	8/7/2019	47,844	–	–	47.60	8/7/2026					
	(5)	8/5/2020	35,964	–	–	66.97	8/5/2027					
	(6)	8/5/2020	46,460	–	–	66.97	8/5/2027					
	(7)	8/5/2020	33,300	–	–	66.97	8/5/2027					
	(8)	8/6/2021	19,460	6,484	–	120.46	8/6/2028					
	(9)	8/15/2022	14,472	14,468	–	94.52	8/15/2029					
	(10)	8/15/2022	–	–	21,704	94.52	8/15/2029	(11)	–	–	6,984	359,327
	(12)	8/15/2023	7,348	22,043	–	84.61	8/15/2030					
	(13)	8/15/2023	–	–	23,881	84.61	8/15/2030	(14)	–	–	8,873	456,516
	(15)	11/1/2023	9,563	28,689	–	52.83	11/1/2030	(16)	9,464	486,923	–	–
	(17)	2/1/2024	12,973	38,917	–	68.54	2/1/2031					
	(18)	2/1/2024	–	–	25,945	68.54	2/1/2031	(19)	–	–	9,423	484,813
	(20)	8/15/2024	–	69,061	–	74.91	8/15/2034	(21)	25,630	1,318,664	–	–
		8/15/2024						(22)	–	–	85,863	4,417,651
James Hippel	(1)	8/8/2018	72,264	–	–	44.33	8/8/2025					
	(2)	8/8/2018	96,356	–	–	44.33	8/8/2025					
	(3)	8/7/2019	106,324	–	–	47.60	8/7/2026					
	(4)	8/7/2019	79,744	–	–	47.60	8/7/2026					
	(5)	8/5/2020	57,440	–	–	66.97	8/5/2027					
	(6)	8/5/2020	76,588	–	–	66.97	8/5/2027					
	(7)	8/5/2020	33,300	–	–	66.97	8/5/2027					
	(8)	8/6/2021	30,404	10,132	–	120.46	8/6/2028					
	(9)	8/15/2022	22,612	22,608	–	94.52	8/15/2029					
	(10)	8/15/2022	–	–	33,916	94.52	8/15/2029	(11)	–	–	10,912	561,422
	(12)	8/15/2023	11,481	34,442	–	84.61	8/15/2030					
	(13)	8/15/2023	–	–	37,314	84.61	8/15/2030	(14)	–	–	13,865	713,354
		11/1/2023						(16)	13,159	677,031	–	–
	(20)	8/15/2024	–	32,417	–	74.91	8/15/2034	(21)	12,031	618,995	–	–
		8/15/2024						(22)	–	–	40,304	2,073,641
		11/1/2024						(23)	34,634	1,781,919	–	–
William Geist	(24)	2/1/2022	11,936	3,976	–	100.39	2/1/2029					
	(9)	8/15/2022	14,800	14,800	–	94.52	8/15/2029					
	(10)	8/15/2022	–	–	22,200	94.52	8/15/2029	(11)	–	–	7,140	367,353
	(12)	8/15/2023	7,515	22,544	–	84.61	8/15/2030					
	(13)	8/15/2023	–	–	24,424	84.61	8/15/2030	(14)	–	–	9,074	466,857
		11/1/2023						(16)	9,911	509,921	–	–
	(20)	8/15/2024	–	21,204	–	74.91	8/15/2034	(21)	7,869	404,860	–	–
		8/15/2024						(22)	–	–	26,362	1,356,325

			Option Awards						Stock Awards			
Name	Tickmark	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Tickmark	Number of Shares of Stock that have not Vested (#)	Market Value of Shares of Stock that have not Vested ($)	Number of Unearned Shares Units or Other Rights that have not Vested (#)	Market Value of Unearned Shares that have not Vested ($)
Shane Bohnen	(3)	8/7/2019	8,848	–	–	47.60	8/7/2026					
	(6)	8/5/2020	8,944	–	–	66.97	8/5/2027					
	(8)	8/6/2021	2,596	864	–	120.46	8/6/2028					
	(9)	8/15/2022	1,756	1,752	–	94.52	8/15/2029					
	(25)	4/3/2023	1,964	1,964	–	73.76	4/3/2030	(26)	2,259	116,226	–	–
	(12)	8/15/2023	4,076	12,226	–	84.61	8/15/2030	(27)	99	5,094	–	–
	(13)	8/15/2023	–	–	12,924	84.61	8/15/2030	(14)	–	–	4,802	247,063
	(20)	8/15/2024	–	13,488	–	74.91	8/15/2034	(21)	5,006	257,559	–	–
		8/15/2024						(22)	–	–	16,770	862,817
Matthew McManus	(17)	2/1/2024	3,976	11,926	–	68.54	2/1/2031	(28)	9,241	475,449	–	–
	(18)	2/1/2024	–	–	7,951	68.54	2/1/2031	(19)	–	–	2,888	148,588
	(21)	8/15/2024	–	21,320		74.91	8/15/2034	(21)	7,912	407,072	–	–
		8/15/2024						(22)	–	–	26,507	1,363,785

(1)   Vested in fiscal year 2022 pursuant to the achievement of certain performance goals.
(2)   Fully vested in fiscal year 2023 pursuant to time-based vesting provisions.
(3)   Fully vested in fiscal year 2024 pursuant to time-based vesting provisions.
(4)   Vested in fiscal year 2023 pursuant to the achievement of certain performance goals.
(5)   Vested in fiscal year 2024 pursuant to the achievement of certain performance goals.
(6)   Fully vested in fiscal year 2025 pursuant to time-based vesting provisions.
(7)   Fully vested in fiscal year 2024 pursuant to time-based vesting provisions.
(8)   Granted August 6, 2021. Vests ratably on the first four anniversaries of the grant date.
(9)   Granted August 15, 2022. Vests ratably on the first four anniversaries of the grant date.
(10) Vests in full or in part on August 15, 2025, if certain performance goals are achieved (or such later date as performance is certified). As of June 30, 2025, this award will not be achieved.
(11) Restricted stock units granted August 15, 2022. Shares vest partially or in full pursuant to the achievement of certain performance goals. As of June 30, 2025, this award will not be achieved.
(12) Granted August 15, 2023. Vests ratably on the first four anniversaries of the grant date.
(13) Vests in full or in part on August 15, 2026, if certain performance goals are achieved (or such later date as performance is certified).
(14) Restricted stock units granted August 15, 2023. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(15) Granted November 1, 2023. Vests ratably on the first three anniversaries of the grant date.
(16) Restricted stock ranted November 1, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(17) Granted February 1, 2024. Vests ratably on the first three anniversaries of the grant date.
(18) Vests in full or in part on August 15, 2026, if certain performance goals are achieved (or such later date as performance is certified).
(19) Restricted stock units granted February 1, 2024. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(20) Granted August 15, 2024. Vests ratably on the first four anniversaries of the grant date.
(21) Restricted stock units granted August 15, 2024. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(22) Restricted stock units granted August 15, 2024. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(23) Restricted stock units granted November 1, 2024. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(24) Granted February 1, 2022. Vests ratably on the first four anniversaries of the grant date.
(25) Granted April 3, 2023. Vests ratably on the first four anniversaries of the grant date.
(26) Restricted stock units granted April 3, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(27) Restricted stock units granted August 15, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(28) Restricted stock units granted February 1, 2024. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.

2025 Option Exercises and Stock Vested

The following table shows options exercised by the NEOs during fiscal year 2025 and each vesting of shares, including restricted stock and restricted stock units, during fiscal year 2025 for each of the NEOs on an aggregated basis. The value realized on exercise of option awards is equal to the difference between the market price of the underlying shares at the date of exercise and the exercise price of the options. The value realized on vesting of stock awards is equal to the market price of the underlying shares at the date of vesting.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**[1] **(#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Kim Kelderman	28,884	1,159,461	4,732	356,367
James Hippel	88,000	4,285,221	13,159	991,004
William Geist	0	0	13,232	990,659
Matthew McManus	0	0	4,620	339,801
Shane Bohnen	0	0	2,309	127,654

(1) Included within the number of shares acquired on exercise are 69,837 that were withheld by the Company due to net settlement.

Executive Employment Agreements and Change in Control Arrangements

We have entered into employment agreements with our executive officers that outline the compensation and benefits payable to them and specify the payments that may be made upon certain termination events. The descriptions below are qualified in their entirety by reference to the agreements themselves, which have been referenced as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2025.

Compensation Arrangements

The employment agreements with our NEOs provide for base salaries to be reviewed on at least an annual basis by the Compensation Committee, and state that the executives will be eligible to participate in the Company's Management Incentive Plan. Cash bonuses under the Management Incentive Plan are targeted at a specified percentage of the executive's base salary, as set by the Compensation Committee each year. Executives also are eligible for periodic long-term equity awards as determined by the Compensation Committee. The employment agreements provide that incentive compensation is subject to recoupment to the extent required by applicable laws or regulations or applicable Bio-Techne policy.

Benefits

Our executives are entitled to participate in all general Bio-Techne benefit plans to the extent eligible to do so based on age, tenure, and title. They also are entitled to receive reimbursement for necessary and reasonable out-of-pocket expenses incurred in connection with performing their employment duties, and four weeks of paid vacation per calendar year.

Under the employment agreements with Mr. Kelderman, Mr. Hippel, and Dr. McManus, Bio-Techne provides reimbursement for supplemental life insurance and supplemental short-term and long-term disability insurance in a maximum amount that, when aggregated with coverage provided to them under Bio-Techne's other benefit plans, is three times the applicable base salary for life insurance and 60% and 70% of applicable base salary for short-term and long-term disability insurance, respectively. The reimbursement amounts provided to Mr. Kelderman, Mr. Hippel, and Dr. McManus also include an additional reasonable gross-up amount to cover taxes incurred by them as a result of such payments. In fiscal year 2025, all executive officers were provided with additional benefits relating to security, with Mr. Kelderman also receiving services to support security at his personal residence.

Potential Severance Events

Any severance payments under the employment agreements as described below are contingent upon the executive executing and complying with a release of claims against the Company.

Non-Change of Control Events

In the event Bio-Techne terminates an executive's employment without "cause" or an executive resigns for "good reason" (as such terms are defined in the employment agreements), the executive would be entitled to severance in the amount of one year of then-current base salary.

The employment agreements define "cause" to include: (i) habitual neglect of, or willful or material failure to perform, employment duties; (ii) embezzlement or any act of fraud; (iii) commission of acts that can be charged as a felony; (iv) dishonesty in dealing between the executive and Bio-Techne or between the executive and other Bio-Techne employees; (v) use or misuse of any controlled substance or of alcohol in a manner that adversely affects the executive's job performance or otherwise could reflect negatively on the Company's public image; (vi) habitual absenteeism; or (vii) willfully acting in a manner materially adverse to Bio-Techne's best interests.

The employment agreements define "good reason" to mean: (i) a change in the executive's reporting responsibilities, titles, or offices that diminish the executive's responsibility or authority; (ii) a material reduction in the executive's total compensation from that provided in the executive's employment agreement; (iii) a requirement imposed by Bio-Techne that results in the executive being based at a location that is outside a 50-mile radius of the executive's primary work location; or (iv) physical working conditions or requirements that a reasonable person would find intolerable (provided that Bio-Techne has a 30-day right to cure or address such intolerable conditions).

Change of Control Events

If an executive resigns for "good reason" or is terminated upon a "change of control" (as defined in the employment agreement) or within one year thereafter, the executive would be entitled to severance in the amount of two years of then-current base salary (for Mr. Kelderman) or one year of then-current base salary (for all other NEOs), plus in each case the pro-rated value of any cash incentive compensation earned through the date of separation (based on the higher of the target cash incentive compensation amount in either the prior year or the year in which the change of control occurs), the automatic acceleration of vesting of all outstanding equity awards, and the payment of COBRA health insurance premiums for two years (for Mr. Kelderman) or one year (for all other NEOs).

For the purpose of the employment agreements, "change of control" generally means: (i) a person, entity, or group becomes the owner of more than 50% of the combined voting power of Bio-Techne's then-outstanding securities (other than in connection with an equity financing or solely as the result of a repurchase of outstanding shares by Bio-Techne); (ii) a merger, consolidation, or similar transaction occurs and the shareholders of Bio-Techne immediately prior to the event no longer own outstanding voting securities constituting more than 50% of the combined voting power of the surviving entity following the event; or (iii) a sale, lease, or other disposition of substantially all of the total gross value of Bio-Techne's consolidated assets occurs.

Quantification of Potential Severance Events as of June 30, 2025

For each named executive officer, the estimated amount of potential payments at June 30, 2025, assuming the executive's employment terminates pursuant to a covered reason, is set forth below.

Name	Cash Severance Upon Termination Without Cause or Resignation for Good Reason	Severance Upon Termination Following a Change in Control	
		Cash Severance[2]	Value of Accelerated Equity Awards[3]
Kim Kelderman	$ 936,000[1]	$ 3,218,743	$ 7,523,894
James Hippel	723,000	1,675,503	6,426,362
William Geist	573,200	1,349,052	3,105,316
Matthew McManus	572,000[1]	1,044,613	2,394,895
Shane Bohnen	431,000	838,367	1,488,757

(1) Not included in the disclosed amount but would be payable to NEO is the prorated annual bonus for the annual performance period during which the termination occurs.

(2) Assumes that the triggering event took place on the last business day of fiscal year 2025, and the payout upon termination is equal to the applicable multiple of base salary plus the actual non-equity incentive plan compensation earned for fiscal year 2025 plus the maximum value of unvested cash performance units plus payment of COBRA health insurance premiums for the applicable number of years.

(3) Assumes that the triggering event took place on the last business day of fiscal year 2025, the price per share of the Company's securities is the closing market price as of that date ($51.45 for 2025 in comparison to $71.65 for 2024 and $81.63 for 2023), and the payout upon termination is equal to the maximum value of unvested equity awards. Represents the sum of the value of accelerated restricted stock and RSUs, calculated by multiplying the number of restricted stock and RSUs by the price per share on June 30, 2025, plus the value of accelerated option shares, calculated by subtracting the aggregate exercise price from the price per share on June 30, 2025 and multiplying the difference by the number of option shares. Outside of a change in control, performance vesting RSUs and stock options cliff vest three years from the grant date.

Pay Ratio Disclosure

The SEC requires disclosure of the ratio of the annual total compensation received by our CEO compared to the median of the annual total compensation of all of our employees (other than our CEO), commonly referred to as the "pay ratio" disclosure.

As required by the SEC rules, we updated our analysis in fiscal year 2025 to identify our median employee for purposes of our pay ratio disclosure. We calculated the annual total compensation of the median employee for fiscal 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which resulted in annual total compensation of $91,707.

For the year ended June 30, 2025, the total compensation for our CEO, Mr. Kelderman, was $8,151,181 as reported in the Summary Compensation Table on page 58. Accordingly, this fiscal 2025 annual total compensation was 88.9 times the median of the annual total compensation of the median employee.

Pay vs. Performance

As required by SEC rules, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance measures. For information about how our Compensation Committee seeks to align executive compensation with the Company's performance, see "Compensation discussion and analysis." The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by our NEOs.

Fiscal Year	Summary Compensation Table Total for CEO[1][2] Mr. Kelderman	Compensation actually paid to CEO[1][2] Mr. Kelderman	Summary Compensation Table Total for CEO[1] Mr. Kummeth	Compensation actually paid to CEO[1] Mr. Kummeth	Average Summary Compensation Table Total for Non-PEO NEOs[2]	Average Compensation actually Paid to Non-PEO NEOs[2]	Value of Initial Fixed $100 Investment based on: Company TSR	Value of Initial Fixed $100 Investment based on: Peer Group TSR[3]	Net Income[4]	Company-selected Measure (Organic Revenue)[5]
2025	$ 8,151,181	$ 2,471,713	$ –	$ –	$ 3,748,508	$ 2,883,223	$ 79.49	$ 103.58	$ 73,400,000	$ 1,210,000
2024	2,636,900[11]	2,828,450[11]	6,792,945	4,821,823	3,303,421[12]	3,651,652[12]	110.17	131.47	168,105,000	1,147,100
2023	–	–	30,584,644	4,684,176	2,258,387	2,424,680	124.96	126.72	285,442,000	1,134,700
2022	–	–	15,370,549	(6,349,624)	3,223,063	(2,680,481)	132.17	129.72	263,099,000	1,113,600
2021	–	–	15,889,896	105,676,083	4,950,600	26,444,391	171.17	147.61	139,585,000	915,900

(1) The Company had two CEOs during fiscal year 2024. Effective November 1, 2023, Mr. Kelderman was appointed the role of Chief Executive Officer and assumed the role on February 1, 2024. Mr. Kummeth left his position as Chief Executive Officer effective February 1, 2024 and remained with the company as a Senior Advisor through July 1, 2024. Mr. Kelderman was our CEO for the fully fiscal year 2025. Mr. Kummeth was our CEO for the full fiscal years 2021 through 2023.

(2) For fiscal year 2024, Mr. Kelderman held his position as President, Diagnostics and Genomics prior to assuming the position of CEO on February 1, 2024. Therefore, any compensation granted or vested prior to assuming the position of CEO is included in the average non-PEO NEO compensation for fiscal year 2024.

(3) Amounts reported in this column and in the table below represent the amount of "Compensation Actually Paid" or "CAP" as computed per SEC rules. These amounts do not reflect the actual amount of compensation earned by or paid to the individual(s) during the applicable fiscal year. The following table summarizes the adjustments made to total compensation in accordance with Item 402(v) of Regulation S-K in order to determine the compensation amounts shown in the table above as being "Compensation Actually Paid".

For this purpose, the fair value of equity awards was determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are consistent with the stock option valuation model used to determine the amounts reported in the Company's audited financial statements, included in the Company's Annual Report on Form 10-K.

The fair value of unvested time-based share awards, including restricted stock awards and restricted stock units, as well as the valuation of all share-based awards upon vesting, is based upon the closing price for a share of Bio-Techne common stock for the applicable date of measurement. The fair value of unvested performance share awards is based upon the probable outcome of the applicable performance conditions at the time of measurement. The fair value of unvested options, and the fair value received upon the vesting of stock options, is based upon the Black-Scholes option-pricing model as of the date of measurement, consistent with the stock option valuation model used to determine amounts reported in the Company's Annual Report on Form 10-K.

(4) Net income represents "Net earnings, including noncontrolling interest" as reported in the Company's Annual Report on Form 10-K.

(5) Sales shown reflect organic revenue as calculated for purposes of our executive compensation program for the applicable reporting year. Refer to Appendix A for a reconciliation between GAAP and non-GAAP measures.

(6) The non-PEO NEOs during fiscal year 2025 were James Hippel, William Geist, Shane Bohnen, and Matthew McManus.

(7) The non-PEO NEOs during fiscal year 2024 were James Hippel, William Geist, Kim Kelderman, Shane Bohnen, and Matthew McManus.

(8) The non-PEO NEOs during fiscal year 2023 were James Hippel, William Geist, Kim Kelderman, Shane Bohnen, and Brenda Furlow.

(9) The non-PEO NEOs during fiscal year 2022 were James Hippel, William Geist, Kim Kelderman, Brenda Furlow, and David Eansor.

(10) The non-PEO NEOs during fiscal year 2021 were James Hippel, Kim Kelderman, Brenda Furlow, and David Eansor.

(11) This amount includes only the amount earned by or paid to Mr. Kelderman after his appointment as CEO effective February 1, 2024 and does not include amounts earned by Mr. Kelderman as COO in fiscal year 2024 prior to such appointment. The amounts reported for Mr. Kelderman in our 2024 Proxy Statement in the columns captioned "Summary Compensation Table Total for CEO Mr. Kelderman" and "Compensation Actually Paid to CEO Mr. Kelderman" for fiscal year 2024 incorrectly included all amounts earned by and paid to Mr. Kelderman during fiscal year 2024, including the period in which he was serving as COO prior to his appointment as CEO."

(12) This amount represents the average summary compensation table compensation for non-PEO NEOs for fiscal year 2024. The 2024 Proxy Statement incorrectly reported the sum (rather than the average) of such compensation for non-PEO NEOs for fiscal year 2024 and excluded the amount earned by Mr. Kelderman during the portion of fiscal year 2024 in which he served as COO prior to his appointment as CEO.

	FY25		FY24			FY23		FY22	
	CEO	Non-PEO NEOs	CEO Mr. Kelderman	CEO Mr. Kummeth	Non-PEO NEOs	CEO	Non-PEO NEOs	CEO	Non-PEO NEOs
Total from Summary Compensation Table [i]	8,151,181	3,748,508	2,636,900[6]	6,792,945	3,303,421[7]	30,584,644	2,258,387	15,370,549	3,223,063
Subtract: Grant date fair value of option and stock awards granted in the fiscal year [ii]	(5,862,791)	(1,264,411)	(2,152,815)[6]	(5,000,028)	(1,349,102)[7]	(29,325,210)	(850,075)	(10,299,362)	(949,840)
Add: Fair value at fiscal year end of outstanding and unvested option and stock awards granted in the fiscal year [iii]	3,511,656	1,569,604	2,344,977	4,234,157	2,565,518	4,318,227[8]	1,382,025	6,472,546	1,106,688
Add/Subtract: Year-over-Year change in fair value of outstanding and unvested option and stock awards granted in prior fiscal years [iv]	(3,442,309)	(1,234,677)	–	(1,241,718)	(847,318)	(6,132,401)	(877,492)	(22,021,635)	(5,636,997)
Add: Vesting date fair value of option and stock awards granted and vesting during the fiscal year [v]	–	–	–	–	–	–	–	–	–
Add/Subtract: Change as of the vesting date (from the end of the prior fiscal year) in fair value of option and stock awards granted in any prior fiscal year for which vesting conditions were satisfied during the fiscal year, less the fair value (as of end of prior fiscal year) of prior year awards that failed to vest [vi]	113,976	64,200	–	36,468	(20,867)	5,238,918	633,346	4,128,278	469,566
Subtract: Awards granted in prior years that did not meet the applicable vesting conditions during the fiscal year [vii]	–	–	–	–	–	–	(121,511)	–	(892,961)
Compensation Actually Paid	2,471,713	2,883,223	2,828,450[6]	4,821,823	3,651,652[7]	4,684,176	2,424,680	(6,349,624)	(2,680,481)

(i) Represents Total Compensation as reported in the Summary Compensation Table for each fiscal year.
(ii) Represents Stock Awards and Option Awards from the Summary Compensation Table for each fiscal year.
(iii) Represents the aggregate fair value as of each fiscal year-end of outstanding and unvested option and stock awards granted during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.
(iv) Represents the aggregate change in fair value during each fiscal year of the outstanding and unvested option and stock awards granted in prior fiscal years and held as of the last day of the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.
(v) Represents the aggregate fair value as of the vesting date of for each option and stock award that was granted and vested during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.
(vi) Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each option and stock award that was granted in a prior fiscal year and which vested during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.
(vii) Represents the fair value as of the end of the prior fiscal year of option and stock awards that were granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes. These options and stock awards relate to retirements during the applicable fiscal year.

(6) This amount includes only the amount earned by or paid to Mr. Kelderman after his appointment as CEO effective February 1, 2024 and does not include amounts earned by Mr. Kelderman as COO in fiscal year 2024 prior to such appointment. The amounts reported for Mr. Kelderman as CEO in our 2024 Proxy Statement incorrectly included all amounts earned by and paid to Mr. Kelderman during fiscal year 2024, including the period in which he was serving as COO prior to his appointment as CEO.
(7) This amount represents the average summary compensation table compensation for non-PEO NEOs for fiscal year 2024. The 2024 Proxy Statement incorrectly reported the sum (rather than the average) of such compensation for non-PEO NEOs for fiscal year 2024 and excluded the amount earned by Mr. Kelderman during the portion of fiscal year 2024 in which he served as COO prior to his appointment as CEO.
(8) As of June 30, 2023, relates to the time-vesting restricted share units that were granted in fiscal year 2023. The threshold for the performance-vesting awards was not achieved.

	FY21	
	CEO	Non-PEO NEOs
Total from Summary Compensation Table (i)	15,889,896	4,950,600
Subtract: Grant date fair value of option and stock awards granted in the fiscal year (ii)	(11,199,803)	(1,722,395)
Add: Fair value at fiscal year end of outstanding and unvested option and stock awards granted in the fiscal year (iii)	30,362,017	10,602,750
Add/Subtract: Year-over-Year change in fair value of outstanding and unvested option and stock awards granted in prior fiscal years (iv)	64,935,446	11,789,651
Add: Vesting date fair value of option and stock awards granted and vesting during the fiscal year (v)	–	–
Add/Subtract: Change as of the vesting date (from the end of the prior fiscal year) in fair value of option and stock awards granted in any prior fiscal year for which vesting conditions were satisfied during the fiscal year, less the fair value (as of end of prior fiscal year) of prior year awards that failed to vest (vi)	5,688,527	823,785
Subtract: Awards granted in prior years that did not meet the applicable vesting conditions during the fiscal year (vii)	–	–
Compensation Actually Paid	105,676,083	26,444,391

Relationship between pay and performance

While we utilized Organic Revenue Growth and Adjusted Net Income in fiscal 2025 as the two performance measures to align executive compensation with performance, Adjusted Net Income is not presented in the "Pay versus performance" table. In accordance with SEC rules, we are providing the following graphic descriptions of the relationships between information presented in the "Pay versus performance" table, as well as between Adjusted Net Income and Company performance.









Proposal 4: Ratification of Appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2026

Ratify the appointment of the Company's independent auditor

⊘ **FOR** RATIFICATION OF THE APPOINTMENT OF KPMG LLP FOR THE 2026 FISCAL YEAR.

Based on its assessment of the qualifications and performance of KPMG LLP, the Audit Committee has appointed KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2026. KPMG LLP has served as the Company's independent registered public accounting firm since fiscal year 2003. However, the lead partner has rotated on a regular basis.

Shareholder approval of this appointment is not required, but the Board is submitting the selection of KPMG LLP for ratification in order to obtain shareholders' views. If the appointment is not ratified, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee, which is solely responsible for appointing and terminating the Company's

independent registered public accounting firm, may in its discretion direct the appointment of a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company's shareholders. Representatives of KPMG LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement and to respond to any appropriate questions from shareholders.

Under applicable Minnesota law and the Company's bylaws, this proposal requires the affirmative vote of the holders of the greater of: (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

Audit Committee Report

The Audit Committee assists the Board of Directors with fulfilling its oversight responsibility regarding the quality and integrity of the Company's financial statements; the effectiveness of the Company's internal control over financial reporting; the qualifications, independence, and performance of the Company's independent registered public accounting firm; the performance of the Company's internal audit function; the Company's compliance with legal and regulatory requirements; and the Company's major financial risk exposures, including legal, compliance, reputational, and cybersecurity risk.

The Audit Committee is directly responsible for the appointment, compensation, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements, and has appointed KPMG LLP as the Company's independent registered public accounting firm for 2026. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

- reviewed and discussed the audited financial statements with management and with KPMG;
- reviewed and discussed, with management and KPMG, management's assessment of the effectiveness of the Company's internal control over financial reporting and KPMG's audit of the Company's internal control over financial reporting;
- discussed with the Company's internal audit department and independent auditors the overall scope and plans for their respective audits;
- discussed with the Company's independent registered public accounting firm the material required to be discussed by Public Company Accounting Oversight Board Auditing Standards 1301, "Communications with Audit Committees";

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence; and
- discussed with the independent registered public accounting firm the independent public accounting firm's independence.

The Audit Committee has concluded that KPMG's provision of non-audit services as described in the table below is compatible with KPMG's independence.

The Audit Committee evaluates KPMG's performance at least annually. In evaluating KPMG and determining whether to reappoint the firm as the Company's independent registered public accounting firm, the Audit Committee took into consideration a number of factors, including the firm's tenure, independence, global capability, and expertise and performance. KPMG has been retained as Bio-Techne's independent registered public accounting firm continuously since November 2002.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2025, as filed with the SEC.

John L. Higgins (Chair)
Robert V. Baumgartner
Julie L. Bushman

Members of the Audit Committee

Proposal 4: Ratification of Appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2026

Ratify the appointment of the Company's independent auditor

Audit Fees

The following fees were paid or payable to KPMG LLP for the fiscal years ended June 30, 2025, and 2024 (in thousands):

	2024 ($)	2025 ($)
Audit Fees	$ 2,374	$ 2,377
Audit-Related Fees	10	110
Tax Fees	1,091	254
All Other Fees	–	–

"Audit Fees" are for professional services rendered and expenses incurred for the audit of the Company's annual financial statements and review of financial statements included in our Forms 10-K and 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Audit Fees also included fees incurred for the audit of the effectiveness of our internal controls over financial reporting.

"Audit-Related Fees" are mainly for agreed-upon procedures (agreed-upon or expanded audit procedures related to accounting records required to respond to or comply with financial, accounting, or regulatory matters). For fiscal year 2025, included ESG reporting readiness of $100,000 for fiscal years 2024 and 2025.

"Tax Fees" for fiscal year 2025 included fees for services provided and expenses incurred in connection with (i) preparation of the Company's tax returns in the United States, Germany, and the United Kingdom and inquiries and audits related to such returns, $118,000; and (ii) tax consulting, $136,000.

"Tax Fees" for fiscal year 2024 included fees for services provided and expenses incurred in connection with (i) preparation of the Company's tax returns in the United States, China, Germany, and the United Kingdom and inquiries and audits related to such returns, $729,000; (ii) transfer pricing (advice and assistance with respect to transfer pricing matters, including preparation of reports used by the Company to comply with taxing authority documentation requirements), $315,000; and (iii) amended return assistance, $47,000.

Pre-Approval Policies and Procedures

Pursuant to its written charter, the Audit Committee is required to pre-approve the audit and non-audit services performed by the Company's independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant pre-approvals so long as such pre-approvals are

reported to and reviewed by the full Committee at its next meeting. Annual tax services are reviewed and approved by the Audit Committee prior to the commencement of such services. All of the services rendered by KPMG LLP in fiscal years 2025 and 2024 were pre-approved by the Audit Committee.

Share Information

Equity Compensation Plan Information

We currently award stock-based compensation, including stock options and restricted stock units, under the 2020 Equity Incentive Plan. The following table presents information about common stock authorized for issuance under that plan as of June 30, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (# in 000's)	Weighted Avg. Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (# in 000's)
	(A)	(B)	(C)
Equity compensation plans approved by shareholders	9,459	$ 67.83	6,755
Equity compensation plans not approved by shareholders	–	N/A	–
Total	9,459	67.83	6,755

As of September 2, 2025, there were 5,242,909 shares available for future grants under the 2020 Equity Incentive Plan, and the closing price per share of our common stock was $53.52 as reported on The Nasdaq Global Select Market.

Principal Shareholders

The following table provides information concerning the only persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock as of September 2, 2025.

Name and Address of Beneficial Owner	Amount and Nature of Shares Beneficially Owned	Percent of Class
The Vanguard Group *100 Vanguard Blvd.* *Malvern, PA 19355*	18,397,700[1]	11.7%
BlackRock, Inc. *40 East 52nd Street* *New York, NY 10022*	11,964,228[2]	7.7%
T. Rowe Price, Inc. *100 East Pratt Street* *Baltimore, MD 21202*	10,163,026[3]	6.5%

(1) The Vanguard Group reported its beneficial ownership on a Schedule 13G/A filed with the SEC on February 13, 2024. The filing indicates that as of December 29, 2023, The Vanguard Group has sole voting power of no shares, shared voting power over 208,184 shares, sole dispositive power over 17,558,059 shares, and shared dispositive power over 670,151 shares.

(2) BlackRock, Inc. reported its beneficial ownership on a Schedule 13G/A filed with the SEC on July 16, 2025. The filing indicates that as of June 30, 2025, BlackRock, Inc. had sole voting power over 10,333,812 shares, shared voting power over no shares, sole dispositive power over 11,011,556 shares, and shared dispositive power over no shares.

(3) T. Rowe Price, Inc. reported its beneficial ownership on a Schedule 13G/A filed with the SEC on May 14, 2025. The filing indicates that as of March 31, 2025, T. Rowe Price, Inc. had sole voting power over 10,995,222 shares, shared voting power over no shares, sole dispositive power over 11,374,793 shares, and shared dispositive power over no shares.

Management Shareholdings

The following table sets forth the number of shares of the Company's common stock beneficially owned as of September 2, 2025, by each named executive officer, by each director, and by all directors and current executive officers as a group. Each individual beneficially owns less than one percent of total shares outstanding, which includes shares subject to options such individual may exercise. As a group, executive officers and directors beneficially own 1.3% of total shares outstanding.

Name of Director or Executive Officer	Number of Shares Beneficially Owned[1]	% Owned
Robert V. Baumgartner	108,407[2]	0.1%
Joseph Keegan, Ph.D.	61,375[3]	0.0%
John L. Higgins	128,780[4]	0.1%
Roeland Nusse, Ph.D.	108,103[5]	0.1%
Alpna Seth, Ph.D.	41,283[6]	0.0%
Dr. Rupert Vessey, MA, BM BCh, FRCP, DPhil	39,211[7]	0.0%
Julie L. Bushman	28,047[8]	0.0%
Dr. Judith Klimovsky	7,263[9]	0.0%
Dr. Amy Herr	1,298[10]	0.0%
Kim Kelderman	378,373[11]	0.2%
James Hippel	588,797[12]	0.4%
William Geist	69,579[13]	0.0%
Matthew McManus	14,041[14]	0.0%
Shane Bohnen	41,756[15]	0.0%
Officers and directors as a group (14 persons)	2,097,705[16]	1.3%

(1) Unless otherwise indicated, the person listed as the beneficial owner has sole voting and sole investment power over outstanding shares. Shares beneficially owned includes shares underlying restricted share awards that are currently outstanding, shares underlying restricted share units that are currently outstanding and vested, shares underlying options that are currently outstanding and exercisable and options that are currently outstanding and will become exercisable within 60 days of September 2, 2025. Percentage ownership calculations are based on 155,691,017 shares issued and outstanding on September 2, 2025.
(2) Includes 44,863 shares held directly and 63,544 shares subject to vested but unexercised share options.
(3) Includes 13,771 shares held directly and 47,604 shares subject to vested but unexercised share options.
(4) Includes 65,236 shares held directly and 63,544 shares subject to vested but unexercised share options.
(5) Includes 44,559 shares held directly and 63,544 shares subject to vested but unexercised share options.
(6) Includes 13,771 shares held directly and 27,512 shares subject to vested but unexercised share options.
(7) Includes 9,347 shares held directly and 29,864 shares subject to vested but unexercised share options.
(8) Includes 7,135 shares held directly and 20,912 shares subject to vested but unexercised share options.
(9) Includes 2,142 shares held directly and 5,121 shares subject to vested but unexercised share options.
(10) Includes 1,040 shares held directly and 258 shares subject to vested but unexercised share options.
(11) Includes 50,968 shares held directly and 327,405 shares subject to vested but unexercised share options.
(12) Includes 129,883 shares held directly and 458,914 shares subject to vested but unexercised share options.
(13) Includes 15,112 shares held directly and 54,467 shares subject to vested but unexercised share options.
(14) Includes 4,735 shares held directly and 9,306 shares subject to vested but unexercised share options.
(15) Includes 4,385 shares held directly and 37,371 shares subject to vested but unexercised share options.
(16) Includes 481,392 shares held by the Company's Stock Bonus Plan as to which the Company's Board of Directors directs the voting, 406,947 shares held directly, and 1,209,366 shares subject to vested but unexercised share options or options that will vest within 60 days of September 2, 2025.

Shareholder Proposals for 2026 Annual Meeting

SEC Rule 14a-8

The Company must receive shareholder proposals (other than with respect to director nominations) intended to be included in the proxy statement and proxy card relating to the Company's 2026 Annual Meeting of Shareholders and to be presented at such meeting no later than May 22, 2026. Any such submission must comply with the requirements of Rule 14a-8.

Advance Notice Bylaw

The Company's Fourth Amended and Restated Bylaws provide that a shareholder may present a proposal or a nominee for director from the floor at the 2026 Annual Meeting, without including such proposal or nominee in the Company's Proxy Statement, if the Company receives proper written notice and other specified requirements have been met. To be timely, a shareholder's notice must be received between July 2, 2026 and August 1, 2026. Any such proposal must provide the information required by our bylaws and comply with applicable laws and regulations.

If the proposing shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such shareholder proposal.

All submissions should be directed to the Corporate Secretary of Bio-Techne at 614 McKinley Place N.E., Minneapolis, MN 55413.

Universal Proxy Rules

In addition to satisfying the foregoing advance notice requirements under our bylaws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information acquired by Rule 14a-9 under the Exchange Act no later than August 31, 2026, which is 60 days prior to the anniversary date of the 2025 Annual Meeting.

Proxy Access

Our proxy access bylaw permits up to 20 shareholders collectively owning 3% or more of our outstanding voting stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our Fourth Amended and Restated Bylaws.

Shareholders must give advance notice of any proxy access director nomination. The required notice must include the information and documents set forth in the bylaws and, with respect to our 2026 Annual Meeting of Shareholders, must be provided to the Corporate Secretary at the address listed above between April 22, 2026 and May 22, 2026.

Information About the Annual Meeting

2025 Annual Meeting of Shareholders

Thursday, October 30, 2025

8:00 a.m. Central Time

VIA WEBCAST
www.virtualshareholdermeeting.com/TECH2025

How Can I Attend the Annual Meeting?

The Annual Meeting will be virtual only, meaning it will be conducted via live webcast. You are entitled to participate in the Annual Meeting only if you were a Bio-Techne shareholder or joint holder on September 5, 2025, or if you hold a valid proxy from such a shareholder.

To vote, submit questions, and otherwise participate in the virtual Annual Meeting, you will need the 16-digit control number included in your Notice Regarding Availability of Proxy Materials or proxy card. If you do not have your control number at the time of the meeting, you will still be able to attend virtually, but you will not be able to vote or submit questions. After the Annual Meeting, we will post on our website any questions and responses of general interest to shareholders.

The meeting webcast will begin promptly at 8:00 a.m. Central Time. We encourage you to access the meeting in advance. Online check-in will begin at 7:30 a.m. Central Time; you should allow ample time for the check-in procedures. During the 30 minutes prior to the meeting start time, if you have entered your 16-digit control number, you may vote your shares, submit questions in advance, and access copies of our Proxy Statement and annual report.

Who Is Soliciting My Proxy?

The Board of Directors of Bio-Techne Corporation is soliciting your proxy for use at the Annual Meeting of Shareholders to be held on October 30, 2025, and at any adjournment thereof, for the agenda items set forth in the attached Notice of Annual Meeting. A Notice of Internet Availability of Proxy Materials was mailed to shareholders on or about September 19, 2025. For shareholders who had previously requested hard copies, the Notice of Annual Meeting, Proxy Statement, 2025 Annual Report to Shareholders, and proxy card are being mailed on or about September 19, 2025.

Who Can Vote?

You are entitled to vote your shares of Bio-Techne common stock at the Annual Meeting if our records show that you held your shares as of September 5, 2025. At the close of business on September 5, 2025, 155,693,441 shares of common stock were issued and outstanding. The common stock is the only outstanding class of shares of the Company. Each share of common stock is entitled to one vote on each matter to be voted upon at the Annual Meeting. Shareholders are not entitled to cumulative voting rights in the election of directors.

A quorum is required to transact business at the Annual Meeting. There must be 77,846,721 shares present, either in person or by proxy, to establish a quorum. Abstentions and "broker non-votes" will be deemed present at the Annual Meeting for purposes of determining a quorum. (For an explanation of broker non-votes, see "What are the voting options?" below.)

How Do I Vote?

If your common stock is held through a broker, bank, or other nominee (i.e., held in "street name"), you will receive instructions from such entity that you must follow in order to have your shares voted. If you want to vote in person, you must obtain a legal proxy from your broker, bank, or other nominee and provide it to the Company upon request.

If you hold your shares in your own name, as a holder of record with our transfer agent, American Share Transfer & Trust Company, you have four ways to vote:

- vote in person at the Annual Meeting,
- instruct the proxies to vote your shares by visiting www.proxyvote.com,
- instruct the proxies to vote your shares by calling 1-800-690-6903 toll-free, or
- if you received your proxy materials by mail, complete, sign, and date the enclosed proxy card and return it promptly in the envelope provided.

Whichever method you select to transmit your voting instructions, the proxies appointed by the Board will vote your shares in accordance with those instructions. If you sign and return a Proxy without specifying voting instructions, the proxies will vote your shares in accordance with the Board's recommendations set forth in the Proxy Statement.

What Are the Voting Options?

	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of Broker Non-Votes*
Proposal 1: Set the number of members of the Board of Directors at nine	For, Against, or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	No effect
Proposal 2: Elect the Company's nine nominees to the Board of Directors	For, Against, or Abstain for each nominee	✓ **FOR** each nominee	Directors who receive a greater number of "FOR" votes than "AGAINST" votes will be elected	No effect	No effect
Proposal 3: Approve, on an advisory basis, the compensation of our executive officers	For, Against, or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	No effect
Proposal 4: Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm	For, Against, or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	Broker non-votes not expected

* If you hold your shares in street name and do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will not be permitted to vote your shares in their discretion on any proposals other than the proposal to ratify the independent registered public accounting firm. This will result in a so-called broker "non-vote" on the other proposals.

What if I change my mind after I vote?

If you are a holder of record, you may revoke your proxy at any time before the vote is taken at the Annual Meeting by sending a written statement to that effect to the Corporate Secretary of the Company, by submitting a properly signed proxy card with a later date, or by filing a notice of termination of your proxy and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee in order to revoke previously rendered voting instructions.

The Board is not aware of any matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any matters not described in this Proxy Statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxies can vote your shares at the adjournment or postponement as well.

Who Is Paying for This Solicitation?

The cost of soliciting proxies, including preparing, assembling, and mailing the proxies and soliciting material, will be borne by the Company. Directors, officers, and regular employees of the Company may, without compensation other than their regular compensation, solicit proxies personally or by telephone.

I Live with Another Shareholder. Why Did We Only Receive One Set of Proxy Materials?

When two or more shareholders share the same address and do not participate in electronic delivery of proxy materials, SEC rules permit brokers, banks, and other nominees to satisfy the delivery requirements for proxy statements and annual reports by delivering a single copy of such documents addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders, cost savings for companies, and less waste.

Brokers, banks, and other nominees may be "householding" Bio-Techne's proxy materials. If you do not wish to participate in householding and would prefer to receive a separate Proxy Statement and annual report, please: (i) notify your broker, bank, or other nominee, (ii) direct

your written request to the Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, MN 55413, or (iii) contact the Corporate Secretary at (612) 379-8854. The Company will deliver promptly, following any such request, a separate copy of the proxy materials to a shareholder at a shared address to which a single copy of these documents was delivered.

Shareholders who currently receive multiple copies of proxy materials at their address and would like to request householding of their communications should notify their broker, bank, or other nominee, or contact our Investor Relations department at the above address or phone number.

Annual Report

A copy of the Company's Annual Report to Shareholders for the fiscal year ended June 30, 2025, including consolidated financial statements, accompanies this Notice of Annual Meeting and Proxy Statement. No portion of the Annual Report is incorporated herein or is to be considered proxy-soliciting material.

The Company will furnish without charge a copy of its Annual Report on Form 10-K for the fiscal year ended June 30, 2025, to any shareholder of the Company upon written request. Requests should be sent to Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, Minnesota 55413.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Report of the Audit Committee"

Dated: September 19, 2025

(to the extent permitted by the rules of the SEC) and "Compensation Committee Report" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Appendix A

Non-GAAP Adjusted Consolidated Net Earnings and Earnings Per Share

	Year Ended June 30, 2025 ($ in thousands, except per share)
Net earnings before taxes - GAAP	$ 98,463
Identified adjustments:	
Costs recognized upon sale of acquired inventory	751
Amortization of intangibles	75,321
Amortization of Wilson Wolf intangible assets and acquired inventory	9,959
Acquisition related expenses and other	12,738
Certain litigation charges	41,827
Stock based compensation, inclusive of employer taxes	42,158
Restructuring and restructuring-related costs	28,231
Impairment of assets held-for-sale	80,503
Impact of business held-for-sale[1]	479
Net earnings before taxes - Adjusted	$ 390,430
Non-GAAP tax rate	21.5%
Non-GAAP tax expense	$ 83,973
Non-GAAP adjusted net earnings[1]	$ 306,457
Earnings per share - diluted - Adjusted	$ 1.92

(1) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2025, includes the twelve-month results of this business held-for-sale, while the business has met the held-for-sale criteria.

Reconciliation of Adjusted Operating Margin Percentage

	Year Ended June 30, 2025 ($ in thousands)
Operating income - GAAP	$ 102,255
Operating margin percentage - GAAP	8.4%
Identified adjustments:	
Costs recognized upon sale of acquired inventory	$ 751
Amortization of intangibles	75,321
Acquisition related expenses and other	12,064
Certain litigation charges	41,827
Stock-based compensation, inclusive of employer taxes	42,158
Restructuring and restructuring-related costs	28,231
Impairment of assets held-for-sale	80,503
Impact of business held-for-sale[1]	479
Operating income - adjusted	$ 383,589
Operating margin percentage - Adjusted	31.6%

(1) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2025, includes the twelve-month results of this business held-for-sale, while the business has met the held-for-sale criteria.

Segment Operating Income

	Year Ended June 30, 2025 ($ in thousands)
GAAP operating income	$ 102,255
Cost recognized upon sale of acquired inventory	751
Amortization of intangibles	75,321
Acquisition related expenses and other	12,064
Certain litigation charges	41,827
Stock-based compensation, inclusive of employer taxes	42,158
Restructuring and restructuring-related costs	28,231
Impairment of assets held-for-sale	80,503
Impact of business held-for-sale[1]	479
Adjusted operating income	$ 383,589
Impact from foreign currency	$ (3,124)
Adjusted operating income for fiscal year 2025 earned incentives*	$ 380,465
Protein Sciences segment operating income	$ 370,862
Diagnostics and Spatial Biology segment operating income	23,491
Corporate general, selling, and administrative	(13,888)
Adjusted operating income for fiscal year 2025 earned incentives*	$ 380,465

* For purposes of executive compensation, segment adjusted operating income results for earned incentives excludes the impact of acquisitions that closed during the year, the impact of foreign currency, and certain legal charges. As disclosed in our use of Non-GAAP Adjusted Financial Measures on our quarterly earnings releases, segment operating income already excludes the impact of partially-owned consolidated subsidiaries. Refer to our use of Non-GAAP Adjusted Financial Measures in the fiscal 2025 earnings release for further detail on the other items excluded from executive compensation targets.

(1) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2025, includes the twelve-month results of this business held-for-sale, while the business has met the held-for-sale criteria.

For purposes of executive compensation, segment operating income results excludes the impact of acquisitions that closed during the year and the impact of foreign currency. As disclosed in our use of Non-GAAP Adjusted Financial Measures on our quarterly earnings releases, segment operating income already excludes the impact of partially-owned consolidated subsidiaries. Refer to our use of Non-GAAP Adjusted Financial Measures in the fiscal year 2025 earnings release for further detail on the other items excluded from executive compensation targets.

Reconciliation of Consolidated Net Sales to Organic Revenue

	Year Ended June 30, 2025 ($ in thousands)
Net sales	$ 1,219.6
Impact of foreign currency[1]	(5.3)
Other revenue[2]	(4.2)
Total company organic revenue	$ 1,210.1
Protein Sciences	$ 865.2
Diagnostics and Spatial Biology	344.9
Total by segment	$ 1,210.1

(1) Includes one year of foreign currency impact from the time the targets were set at the beginning of the fiscal year to the end of the respective fiscal year.
(2) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2025, includes the twelve-month results of this business held-for-sale, while the business has met the held-for-sale criteria.

Reconciliation of Consolidated Net Sales to 3-Year Organic Revenue for Long-Term Incentive Awards

	Year Ended June 30, 2025 ($ in thousands)
Net sales	$ 1,219.6
Impact of foreign currency[1]	(4.0)
Revenue from acquisitions[2]	(24.8)
Other revenue[3]	(4.2)
Organic revenue	$ 1,186.6

(1) For the long-term incentive compensation plans, foreign currency is locked at the rate utilized when targets are set, which is 3 years before vesting.
(2) Long-term incentive plan organic revenue excludes all impact from acquisitions that had not yet closed at the time targets were set. For fiscal year 2025, this excluded the impact of the Lunaphore acquisition.
(3) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2025, includes the twelve-month results of this business held-for-sale, while the business has met the held-for-sale criteria.

Reconciliation of Operating Income to 3-Year Adjusted Operating Income for Long-Term Incentive Awards

	2025
Adjusted operating income	$ 384.1
Impact from acquisitions[1]	20.0
Impact of foreign currency[2]	(2.8)
Adjusted operating income for long-term incentive awards	$ 401.3

(1) Long-term incentive plan adjusted operating income excludes all impact from acquisitions that had not yet closed at the time targets were set. For fiscal year 2025, this excluded the impact of the Lunaphore acquisition.
(2) For the long-term incentive compensation plans, foreign currency is locked at the rate utilized when targets are set, which is 3 years before vesting.

Bio-Techne Corporation

614 McKinley Place N.E.
Minneapolis, MN 55413
USA

bio-techne.com

